Exhibit 99.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER,
DATED AS OF October 7, 2014,
between
KNIGHTSBRIDGE SHIPPING LIMITED
and
GOLDEN OCEAN GROUP LIMITED

TABLE OF CONTENTS

Page
ARTICLE I	CERTAIN DEFINITIONS	2

SECTION 1.1.	Certain Definitions	2

ARTICLE II	THE MERGER	10

SECTION 2.1.	The Merger	10

ARTICLE III	EFFECT ON THE SHARE CAPITAL OF THE PARTIES; EXCHANGE OF CERTIFICATES	12

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF GOGL	17

i

SECTION 4.19.	Fees	27
SECTION 4.20.	Takeover Statutes	28
SECTION 4.21.	Interested Party Transactions	28
SECTION 4.22.	Certain Business Practices	28

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF KSL	28

ARTICLE VI	CONDUCT PENDING THE MERGER	40

SECTION 6.6.	Litigation	49

ARTICLE VII	SEC FILINGS AND SHAREHOLDERS' MEETINGS	49

SECTION 7.1.	SEC Filings	49
SECTION 7.2.	Shareholders' Meetings	50

ARTICLE VIII	OTHER COVENANTS OF THE PARTIES	51

ARTICLE IX	CONDITIONS TO THE MERGER	54

SECTION 9.1.	Conditions to Obligations of Each Party	54
SECTION 9.2.	Conditions to Obligations of GOGL	54
SECTION 9.3.	Conditions to Obligations of KSL	55

ARTICLE X	TERMINATION; AMENDMENT; WAIVER	56

SECTION 10.1.	Termination	56
SECTION 10.2.	Effect of Termination	57

ARTICLE XI	MISCELLANEOUS	58

SECTION 11.13.	Specific Performance	62
SECTION 11.14.	Headings	62
SECTION 11.15.	Construction	62
SECTION 11.16.	Binding Effect; Benefit; Assignment	63

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of October 7, 2014 (this "Agreement"), between Knightsbridge Shipping Limited, a limited company incorporated in Bermuda and having its registered address at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda ("KSL"), and Golden Ocean Group Limited, a limited company incorporated in Bermuda and having its registered address at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda ("GOGL").  KSL and GOGL are sometimes referred to herein individually as a "Party" and collectively as the "Parties."
RECITALS
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Parties wish to merge GOGL with KSL (the "Merger") in accordance with Section 104H of the Bermuda Companies Act, with KSL continuing as the surviving company;
WHEREAS, the disinterested members of KSL's board of directors (the "KSL Board") have unanimously (i) determined that the Merger is advisable and fair to, and in the best interests of, KSL and the shareholders of KSL (other than the shareholders of KSL with an interest in GOGL), (ii) approved the Merger and this Agreement and the Bermuda Merger Agreement (as hereinafter defined), and (iii) recommend the approval of the Merger, this Agreement and the Bermuda Merger Agreement to KSL's shareholders;
WHEREAS, the disinterested members of GOGL's board of directors (the "GOGL Board") have unanimously (i) determined that the Merger is advisable and fair to, and in the best interests of, GOGL and the shareholders of GOGL (other than the shareholders of GOGL with an interest in KSL), (ii) approved the Merger, this Agreement and the Bermuda Merger Agreement and (iii) recommend the approval of the Merger, this Agreement and the Bermuda Merger Agreement to GOGL's shareholders;
WHEREAS, each of KSL and GOGL intend to convene meetings of their respective shareholders to vote on approval of the Merger, this Agreement and the Bermuda Merger Agreement; and
WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of the Parties to enter into this Agreement, certain shareholders of each of GOGL and KSL (the "Principal Shareholders") are entering into voting agreements (the "Voting Agreements") with the Parties pursuant to which, among other things, the Principal Shareholders have agreed, on the terms and subject to the conditions set forth in the Voting Agreements, to (a) vote their GOGL Common Shares or KSL Common Shares, as the case may be, in favor of approval of this Agreement, the Bermuda Merger Agreement and the Merger and (b) take other actions in furtherance of the Merger and the transactions contemplated hereby and thereby.
NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I
 CERTAIN DEFINITIONS

SECTION 1.1.                                  Certain Definitions.
(a)            When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):
"1933 Act" means the United States Securities Act of 1933, as amended.
"1934 Act" means the United States Securities Exchange Act of 1934, as amended.
"Acquisition Proposal" means any offer, proposal or indication of interest by a Third Party relating to any transaction or series of transactions involving (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of a Party and its Subsidiaries, assets of a Party and/or any of its Subsidiaries that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of such Party for the then most recently completed four quarter period, or 15% or more of any class of equity or voting securities of a Party or any one or more of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of such Party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Third Party beneficially owning 15% or more of any class of equity or voting securities of a Party or any one or more of its Subsidiaries whose assets (or net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the most recently completed four quarter period) of such Party, or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving a Party or any of its Subsidiaries whose assets (or whose net income or revenues for the then most recently completed four quarter period), individually or in the aggregate, constitute (or represented) 15% or more of the consolidated assets (or of the consolidated net income or revenues for the then most recently completed four quarter period) of such Party.
"Action" means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative).
"Affiliate" means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person.  For purposes of this definition and as used otherwise in this Agreement, "Control" (including the terms "Controlled by" and "under common Control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise.
"Applicable Law" means, with respect to any Person, any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.
"Benefit Plan" means a GOGL Benefit Plan or a KSL Benefit Plan.
"Bermuda Companies Act" means the Bermuda Companies Act of 1981, as amended.
"Bermuda Merger Agreement" means the Merger Agreement in the form attached hereto as Exhibit A to be executed and delivered by the Parties as contemplated by the terms of this Agreement.
"Bond Agreement" means the bond agreement dated January 27, 2014 between GOGL and Norsk Tillitsmann ASA pursuant to which the GOGL Convertible Bonds were issued.
"Business Day" means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York or Hamilton, Bermuda or Oslo, Norway are authorized or required by Applicable Law to close.
"Code" means the United States Internal Revenue Code of 1986, as amended.
"Contract" means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.
"Dissenting Shareholder" means a holder of GOGL Common Shares or of KSL Common Shares who did not vote in favor of the Merger and who complies with all of the provisions of the Bermuda Companies Act concerning the right of holders of GOGL Common Shares or KSL Common Shares to require appraisal of their shares under the Bermuda Companies Act.
"Dissenting Shares" means any GOGL Common Share or KSL Common Share held by a Dissenting Shareholder.
"Environmental Laws" means Applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines relating to human health and safety, the protection of the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

"Equitable Exceptions" means the extent to which the enforceability of a Contract may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, or similar laws from time to time in effect affecting generally the enforcement of creditors' rights and remedies; and (ii) general principles of equity.
"Exchange Fund" means the certificates representing whole KSL Common Shares issued in exchange for the Certificates, together with any dividends or distributions with respect thereto, plus cash in an amount sufficient to make payment of cash in lieu of fractional shares to holders of GOGL Common Shares in accordance with the terms of this Agreement.
"Exchange Ratio" means 0.13749.
"Frontline 2012 Agreement" means the Acquisition Agreement dated 15th September, 2014 between Frontline 2012 Ltd. and KSL.
"GAAP" means generally accepted accounting principles in the United States.
"GOGL Acquisition Proposal" means an Acquisition Proposal related to GOGL.
"GOGL Balance Sheet" means the consolidated balance sheet of GOGL and its Subsidiaries as of December 31, 2013, and the footnotes thereto.
 "GOGL Benefit Plan" means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) share purchase, share option, severance pay, employment, change-in-control, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, under which any present or former employee of any GOGL Company has any present or future right to compensation, payments or benefits sponsored or maintained or contributed to by any GOGL Company.
 "GOGL Common Shares" means the ordinary shares, par value $0.10 per share, of GOGL.
"GOGL Companies" means GOGL and its Subsidiaries (and a "GOGL Company" shall mean any of the foregoing).
"GOGL Convertible Bonds" means the 3.07 percent Golden Ocean Group Limited Senior Unsecured Convertible Bonds Issue 2014/2019.
"GOGL Disclosure Letter" means the disclosure letter dated the date hereof regarding this Agreement that has been provided by GOGL to KSL.
"GOGL Material Adverse Effect" means (i) a material adverse effect on the financial condition, business, assets (including Vessels, save for ordinary wear and tear), liabilities or results of operations of the GOGL Companies, taken as a whole, excluding any effect resulting from (A) changes in Applicable Law or GAAP, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the GOGL Companies operate, (D) acts of war, sabotage or terrorism or natural disasters, or (E) other than for purposes of Section 5.3 and Section 5.15(g), the announcement or consummation of the Merger; provided that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the GOGL Companies, taken as a whole, relative to other entities operating in the industry in which the GOGL Companies operate, or (ii) any event, circumstance or effect that materially impairs the ability of  the Parties to perform their respective obligations under this Agreement or materially delays the consummation of the Merger.
"GOGL Option Plan" means the Golden Ocean Group Limited Share Option Scheme as in effect on the date hereof.
"GOGL Options" means all options to acquire GOGL Common Shares outstanding, whether or not exercisable and whether or not vested, at the Effective Time under the GOGL Option Plan.
"Governmental Authority" means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including Bermuda), international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization.
"Governmental Authorizations" means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, exemptions, variances, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any Applicable Law.
"IFRS" means the International Financial Reporting Standards as adopted by the European Union.
"Indebtedness" means, with respect to any Person, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (ii) obligation of such Person with respect to any indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security (including all obligations for principal, interest, premiums, penalties, fees, expenses and breakage costs), (iii) commitments of such Person for which it assures a financial institution against loss (including contingent reimbursement obligations with respect to banker's acceptances or letters of credit), (iv) liability of such Person with respect to interest rate or currency exchange swaps, collars, caps or similar hedging obligations, and (v) responsibility or liability of such Person directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing of another Person.

"Knowledge of GOGL" or any similar phrase means the knowledge of the following persons:  Birgitte Vartdal, Per Heiberg, Eivind Hope, Herman Billung and Georgina Sousa.
"Knowledge of KSL" or any similar phrase means the knowledge of the following persons:  Ola Lorentzon, Inger Klemp, Aage Østern, Graham Baker and Georgina Sousa.
"KSL Acquisition Proposal" means an Acquisition Proposal related to KSL, provided, however, that the transactions contemplated by the Frontline 2012 Agreement shall not constitute a KSL Acquisition Proposal for purposes of this Agreement.
"KSL Balance Sheet" means the consolidated balance sheet of KSL and its Subsidiaries as of December 31, 2013, and the footnotes thereto.
 "KSL Benefit Plan" means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) share purchase, share option, severance pay, employment, change-in-control, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, under which any present or former employee of any KSL Company has any present or future right to compensation, payments or benefits sponsored or maintained or contributed to by any KSL Company.
"KSL Common Shares" means the common shares, par value $0.01 per share, of KSL.
"KSL Companies" means KSL and its Subsidiaries (and a "KSL Company" shall mean any of the foregoing).
"KSL Disclosure Documents" means any form, report, schedule, statement or other document required to be filed or provided with or to the SEC by KSL or distributed or otherwise disseminated by KSL to KSL's shareholders or GOGL's shareholders in connection with the Merger, including the Joint Proxy Statements/Prospectus.
"KSL Disclosure Letter" means the disclosure letter dated the date hereof regarding this Agreement that has been provided by KSL to GOGL.
"KSL Material Adverse Effect" means (i) a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the KSL Companies, taken as a whole, excluding any effect resulting from (A) changes in Applicable Law or GAAP, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the KSL Companies operate, (D) acts of war, sabotage or terrorism or natural disasters, or (E) the announcement or consummation of the Merger; provided that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the KSL Companies, taken as a whole, relative to other entities operating in the industry in which the KSL Companies operate, or (ii) any event, circumstance or effect that materially impairs the ability of the Parties to perform their respective obligations under this Agreement or materially delays the consummation of the Merger.
"Law" means any statute, law, ordinance, rule or regulation of any Governmental Authority.
"Lien" means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other adverse claim or encumbrance of any kind in respect of such property or asset.
"Maritime Guidelines" means any United States, international or non-United States (including Bermuda, Liberia, Hong Kong and the Marshall Islands) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Vessel, and to which a Vessel is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Vessel's classification society or the insurer(s) of such Vessel.
"Material Contracts" means each Contract set forth on, or required to be set forth on, Section 4.13(a) of the GOGL Disclosure Letter or Section 5.13(a) of the KSL Disclosure Letter, as the case may be.
"Nasdaq" means the NASDAQ Stock Market LLC.
"Newbuildings" means vessels contracted to be constructed, under construction or newly constructed for, but not yet delivered to, a Party or any of its Subsidiaries.
"Order" means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.
 "Permitted Liens" means (i) Liens disclosed on the GOGL Balance Sheet or the KSL Balance Sheet, as the case may be, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the GOGL Balance Sheet or the KSL Balance Sheet, as the case may be), (iii) statutory Liens of landlords and workers', carriers' and mechanics' or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, or (v) other maritime liens, charges and encumbrances incidental to the conduct of the business of GOGL or KSL, as the case may be, the ownership of any such Person's property and assets and which do not in the aggregate materially detract from the value of each such party's property or assets or materially impair the use thereof in the operation of its business.
"Person" means an individual, corporation, partnership, limited liability company, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.

"Quorum" means two persons at least holding or representing by proxy more than one-third (1/3) of the issued and outstanding GOGL Common Shares or KSL Common Shares, as the case may be.
"Representatives" means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors and other representatives of such Person.
 "SEC" means the United States Securities and Exchange Commission.
"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity (whether recognized by statute or under the common law) of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the shares or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.
"Tax Returns" means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
"Taxes" means all federal, state, local and foreign income, profits, tonnage, franchise, gross receipts, environmental, customs duty, share capital, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
"Third Party" means any Person, including any Person or group of Persons as such terms are defined and used in Section 13 of the 1934 Act and the rules and regulations of the SEC thereunder, other than KSL or any of its Affiliates.
"Triggering Event" with respect to a Party shall be deemed to have occurred if: (i) the Board of Directors of such Party shall have recommended to the shareholders of such Party an Acquisition Proposal other than the Merger or shall have resolved to do so or shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Acquisition Proposal other than the Merger; or (ii) a tender offer or exchange offer for 15% or more of the issued and outstanding shares of such Party is commenced, and the board of directors of such Party fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders) or (iii) the board of directors of such Party withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to the other Party.
"Vessels" means Owned Vessels and Leased Vessels of the GOGL Companies or of the KSL Companies, as the case may be.

(b)            For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms "hereof", "herein", "hereunder", "hereby" and "herewith" and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph or Exhibit without reference to a document, such reference is to an Article, Section, paragraph or Exhibit to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word "include", "includes" or "including" when used in this Agreement will be deemed to include the words "without limitation", unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party's predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (x) any references in this Agreement to "dollars" or "$" shall be to U.S. dollars.
(c)            Additional Terms.  Each of the following terms is defined in the Section set forth opposite such term:
Term	Section
Adverse Recommendation Change	Section 6.4(a)/6.5(a)
Agreement	Preamble
Certificate of Merger	Section 2.1(c)
Certificates	Section 3.2(b)
Closing	Section 2.1(b)
Closing Date	Section 2.1(b)
Effective Time	Section 2.1(c)
End Date	Section 10.1(b)
ERISA	Section 4.15(e)
Exchange Agent	Section 3.2(a)
GOGL	Preamble
GOGL Board	Recitals
GOGL Board Recommendation	Section 4.2(b)
GOGL Charter Documents	Section 4.1
GOGL Companies Charter Documents	Section 4.5(b)
GOGL Disclosure Information	Section 4.7
GOGL Securities	Section 4.4(b)
GOGL Shareholder Approval	Section 4.2(a)
GOGL Shareholders' Meeting	Section 7.2
GOGL Subsidiaries	Section 4.5(a)
GOGL Subsidiaries Charter Documents	Section 4.5(b)
GOGL Subsidiary Securities	Section 4.5(c)

Term	Section
Indemnitee	Section 8.6(a)
Interested Party Transaction	Section 4.21/5.21
Intervening Event	Section 6.4(b)(ii)/6.5(b)(ii)
Joint Proxy Statement/Prospectus	Section 7.1(a)
KSL	Preamble
KSL Board	Recitals
KSL Board Recommendation	Section 5.2(b)
KSL Charter Documents	Section 5.1
KSL Companies Charter Documents	Section 5.5(b)
KSL SEC Documents	Section 5.6(a)
KSL Securities	Section 5.4(b)
KSL Shareholder Approval	Section 5.2(a)
KSL Shareholders' Meeting	Section 7.2
KSL Subsidiaries	Section 5.5(a)
KSL Subsidiaries Charter Documents	Section 5.5(b)
KSL Subsidiary Securities	Section 5.5(c)
Leased Vessels	Section 4.12(a)/5.12(a)
Material GOGL Breach	Section 10.1(e)
Material KSL Breach	Section 10.1(d)
Maximum Premium	Section 8.6(b)
Merger	Recitals
Merger Application	Section 2.1(c)
Merger Consideration	Section 3.1(b)
Notice Period	Section 6.4(b)(iii)/6.5(b)(iii)
Owned Vessels	Section 4.12(a)/5.12(a)
Party	Preamble
Policies	Section 4.18/5.18
Principal Shareholders	Recitals
Registrar	Section 2.1(c)
Registration Statement	Section 7.1(a)
Substitute Option	Section 3.4(a)
Superior Proposal	Section 6.4(d)
Surviving Company	Section 2.1(a)
Termination Fee	Section 11.4(b)
Voting Agreements	Recitals

ARTICLE II
 THE MERGER
SECTION 2.1.                                  The Merger.
(a)            The Merger.  At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with Section 104H of the Bermuda Companies Act, GOGL shall be merged with and into KSL.  Following the Merger, the separate existence of

GOGL will cease and KSL will continue its existence under the Bermuda Companies Act as the surviving company in the Merger (as such, the "Surviving Company").
(b)            Closing.  Subject to the provisions of the Bermuda Merger Agreement and of Article IX of this Agreement, the closing of the Merger (the "Closing") shall take place at KSL's offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 11, Bermuda as soon as possible, but in any event no later than three (3) Business Days after the date the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the Party or Parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as the Parties may mutually agree.  The date on which the Closing actually takes place is referred to as the "Closing Date".
(c)            Effective Time.  Subject to the terms and conditions of this Agreement and the Bermuda Merger Agreement, the Parties will (i) on or prior to the Closing Date, execute and deliver the Bermuda Merger Agreement, (ii) on or prior to the Closing Date, cause an application for registration of the Surviving Company (the "Merger Application") to be executed and delivered to the Registrar of the Companies in Bermuda (the "Registrar") as provided under Section 108 of the Bermuda Companies Act, and (iii) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the "Certificate of Merger") on the Closing Date.  The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar (such time, the "Effective Time").
(d)            Effects of the Merger.  The Merger will have the effects set forth in this Agreement and in the Bermuda Companies Act.  Without limiting the generality of the foregoing and subject thereto, from and after the Effective Time, all the undertaking and property of GOGL and KSL shall vest in the Surviving Company and all liabilities and obligations of GOGL and KSL shall become the liabilities and obligations of the Surviving Company.
(e)            Memorandum of Association and Bye-Laws of the Surviving Company.  Unless mutually agreed otherwise by the Parties prior to the mailing of the Joint Proxy Statement/Prospectus, at the Effective Time, the memorandum of association of KSL, as in effect immediately prior to the Effective Time other than to amend it to change KSL's name to Golden Ocean Group Limited, shall become the memorandum of association of the Surviving Company and the bye-laws of KSL, as in effect immediately prior to the Effective Time, shall become the bye-laws of the Surviving Company, in each case until thereafter changed or amended as provided therein or pursuant to Applicable Law.
(f)            Board of Directors of the Surviving Company.  The Parties shall take all necessary actions (including seeking corporate board of directors or shareholders actions to be taken) such that, at the Effective Time, the board of directors of the Surviving Company shall be the Persons listed on Exhibit B hereto, serving until their respective successors are duly elected and qualified, as the case may be.

ARTICLE III
 EFFECT ON THE SHARE CAPITAL OF THE PARTIES; EXCHANGE OF CERTIFICATES

SECTION 3.1.                                     Effect on Share Capital.  At the Effective Time, by virtue of the Merger:
(a)            Cancellation of Treasury Shares and Party-Owned Shares.  Each GOGL Common Share held in the treasury of GOGL, and each GOGL Common Share owned by KSL or any direct or indirect wholly-owned Subsidiary of KSL or of GOGL immediately prior to the Effective Time, shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.
(b)            Conversion of GOGL Common Shares.  Each issued and outstanding GOGL Common Share (other than any shares cancelled pursuant to Section 3.1(a) and any Dissenting Shares) shall be cancelled and shall be converted automatically, payable upon surrender in the manner provided in Section 3.2 of the certificate formerly evidencing such share,  into the right to receive a number of KSL Common Shares equal to the Exchange Ratio (such KSL Common Shares into which GOGL Common Shares are converted hereunder, in the aggregate, the "Merger Consideration").
(c)            Effect on KSL Common Shares.  Each KSL Common Share issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares and any KSL Common Shares owned by GOGL or any direct or indirect wholly-owned Subsidiary of GOGL) shall remain issued and outstanding after the Effective Time without change or adjustment, and each KSL Common Share owned by GOGL or any direct or indirect wholly-owned Subsidiary of GOGL shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.
SECTION 3.2.                                    Exchange of Certificates or Non-Certificated Shares.
(a)            Exchange Agent.  Prior to the Effective Time, and in any case not later than the date on which GOGL shall mail the Joint Proxy Statement/Prospectus to the holders of GOGL Common Shares, KSL shall enter into an agreement or arrangement with such bank, trust company or Person that may be designated by KSL and is reasonably acceptable to GOGL to serve as the exchange agent (the "Exchange Agent") in connection with the conversion of GOGL Common Shares contemplated by this Article III if an Exchange Agent is required in the circumstances.  At or immediately subsequent to the Effective Time, KSL shall authorize the Exchange Agent to issue an aggregate number of KSL Common Shares equal to the Merger Consideration, as well as certificates or noncertificated KSL Common Shares in book-entry form evidencing such shares.  KSL shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional share in accordance with Section 3.2(d).
(b)            Exchange Procedures.  As promptly as practicable after the Effective Time, KSL shall cause the Exchange Agent to mail to each person who was, at the Effective Time, a holder of record of GOGL Common Shares entitled to receive Merger Consideration pursuant to Section 3.1: (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (together with any book entry shares, the "Certificates") shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal, including instructions for use in effecting surrender of Certificates (or attaching affidavits of loss in lieu thereof) or non-certificated shares represented by book-entry.  In addition, GOGL shall use its reasonable best efforts to make the letter of transmittal available to all Persons who become holders of GOGL Common Shares during the period between such record date and the date of the GOGL Shareholders' Meeting.  Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration to which such holder is entitled in the form of a certificate or in the form of noncertificated book-entry shares representing that number of whole KSL Common Shares which such holder has the right to receive in respect of the GOGL Common Shares formerly represented by such Certificate (after taking into account all GOGL Common Shares then held by such holder), and the Certificate so surrendered shall forthwith be cancelled.  Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon surrender the Merger Consideration in accordance with the terms of this Agreement with respect to the GOGL Common Shares formerly represented thereby.  In the event of a transfer of ownership of GOGL Common Shares that is not registered in the register of members of GOGL, any cash to be paid upon, or KSL Common Shares to be issued upon due surrender of the Certificate formerly representing such GOGL Common Shares may be paid or issued, as the case may be, to the transferee if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable share transfer or similar Taxes have been paid or are not applicable.
(c)            Distributions with Respect to Unexchanged KSL Common Shares.  No dividends or other distributions declared or made after the Effective Time with respect to KSL Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate the right of receipt of which is represented thereby, until the holder of such Certificate shall surrender such Certificate.  Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole KSL Common Shares issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional KSL Common Share to which such holder is entitled pursuant to this Article III and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole KSL Common Shares, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole KSL Common Shares.
(d)            No Fractional Shares.  No certificates or scrip representing fractional KSL Common Shares shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof the right to vote or to any other rights of a shareholder of KSL.  Each holder of a fractional share interest shall be paid an amount in cash (without interest) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the closing price of a KSL Common Share on the Nasdaq on the last trading day immediately preceding the Effective Time.  As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify KSL, and KSL shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of this Article III.
(e)            No Further Ownership Rights.  The Merger Consideration issued (and paid) in accordance with the terms of this Article III upon conversion of any GOGL Common Shares shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such GOGL Common Shares subject, however, to KSL's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by GOGL on such GOGL Common Shares in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time.
(f)            Adjustments to Exchange Ratio.  The Exchange Ratio shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share subdivision, share bonus issue, share dividend (including any dividend or distribution of securities convertible into KSL Common Shares or GOGL Common Shares), reorganization, recapitalization, reclassification, share consolidation, combination, exchange of shares or other like change with respect to KSL Common Shares or GOGL Common Shares occurring on or after the date hereof and prior to the Effective Time.
(g)            Termination of Exchange Fund.  Any portion of the Exchange Fund made available to the Exchange Agent in respect of any Dissenting Shares will be returned to KSL, upon demand.  In addition, any portion of the Exchange Fund (including any interest and other income received with respect thereto) that remains undistributed to the holders of GOGL Common Shares for six months after the Effective Time shall be delivered to KSL, upon demand, and any holders of GOGL Common Shares who have not theretofore complied with this Article III shall thereafter look only to KSL for the Merger Consideration and any dividends or other distributions with respect to KSL Common Shares to which they are entitled pursuant to this Article III.  Any portion of the Exchange Fund (including any interest and other income received with respect thereto) remaining unclaimed by holders of GOGL Common Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of KSL free and clear of any claims or interest of any Person previously entitled thereto.
(h)            No Liability.  KSL shall not be liable to any holder of GOGL Common Shares for any KSL Common Shares (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i)            Withholding Rights.  KSL shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of GOGL Common Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law, if any.  To the extent that amounts are so withheld by KSL, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the GOGL Common Shares in respect of which such deduction and withholding was made by KSL.
(j)            Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by KSL, the posting by such Person of a bond, in such reasonable amount as KSL may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, any cash in lieu of fractional shares of KSL Common Shares to which the holders thereof are entitled and any dividends, other distributions or payments of principal or interest to which the holders thereof are entitled pursuant to this Article III.
(k)            Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, any Dissenting Shares shall be cancelled (but shall not entitle their holders to receive or retain KSL Common Shares pursuant to Section 3.1) and shall be converted into the right to receive the fair value thereof under Section 106 of the Bermuda Companies Act (provided that if a Dissenting Shareholder fails to perfect effectively, withdraws or waives or loses such dissenters' rights action, such Dissenting Shareholder shall be entitled to receive or retain KSL Common Shares pursuant to Section 3.1).  Each of the Parties shall give the other Party (a) prompt notice of (i) any demands for appraisal of Dissenting Shares or attempted negotiations to settle or attempted withdrawal or withdrawals of such demands received by such Party and any other instruments served under the Bermuda Companies Act and received by such Party relating to any Dissenting Shareholder's right to be paid the fair value of such Dissenting Shareholder's Dissenting Shares and (ii) any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (b) the right and opportunity to participate in any and all negotiations and proceedings with respect to any written demands for appraisal under the Bermuda Companies Act.  Neither Party shall, without the prior written consent of the other Party, voluntarily make any payment with respect to, or settle, or offer to settle, any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the Bermuda Companies Act.
SECTION 3.3.                                     Transfer Books.  At the Effective Time, the register of members of GOGL shall be closed and there shall be no further registration of transfers of GOGL Common Shares thereafter on the records of GOGL.  From and after the Effective Time, the holders of Certificates representing GOGL Common Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such GOGL Common Shares, except as otherwise provided in this Agreement or by Law.  If, after the Effective Time, any Certificates are presented to the Exchange Agent or KSL for any reason for transfer, they shall be cancelled and exchanged for the proper Merger Consideration subject to and in accordance with the terms and requirements of this Article III.

SECTION 3.4.                                    GOGL Share Options.
(a)            GOGL Options.  All GOGL Options shall remain outstanding following the Effective Time.  At the Effective Time, the GOGL Options shall, by virtue of the Merger and without any further action on the part of GOGL or the holder thereof (and GOGL hereby covenants and agrees, prior to the Effective Time, to take all actions and to obtain all agreements of holders of GOGL Options as are necessary to implement the provisions of this Section 3.4), be assumed by KSL in such manner as described herein.  From and after the Effective Time, all references to GOGL in the GOGL Option Plan and in the applicable share option agreements issued thereunder shall be deemed to refer to KSL, which shall have assumed the GOGL Option Plan and such share option agreements as of the Effective Time by virtue of this Agreement and without any further action.  Each GOGL Option assumed by KSL (each, a "Substitute Option") shall be exercisable upon the same terms and conditions as under the GOGL Option Plan and the applicable option agreement issued thereunder (including vesting provisions), except that (A) each such Substitute Option shall be exercisable for (or shall become exercisable in accordance with its terms), and represent the right to acquire, that number of KSL Common Shares equal to the product of (i) the number of GOGL Common Shares subject to such GOGL Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, and (B) the option price per KSL Common Share shall be an amount (rounded up to the nearest cent) equal to the quotient of (i) the exercise price per GOGL Common Share subject to such GOGL Option immediately prior to the Effective Time divided by (ii) the Exchange Ratio.  Each Substitute Option shall otherwise be subject to the same terms and conditions as such GOGL Option.
(b)            Substitute Options.  As soon as practicable after the Effective Time, KSL shall deliver, or cause to be delivered, to each holder of a Substitute Option an appropriate notice setting forth such holder's rights pursuant thereto and such Substitute Option shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 3.4 after giving effect to the Merger).  KSL shall take all corporate action necessary to reserve for issuance a sufficient number of KSL Common Shares for delivery upon exercise of Substitute Options pursuant to the terms set forth in this Section 3.4.  As soon as practicable after the Effective Time, the KSL Common Shares subject to Substitute Options will be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form, and KSL shall use its reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as Substitute Options remain outstanding.
SECTION 3.5.                                     GOGL Convertible Bonds.  GOGL and KSL shall take all such action as may be reasonably necessary so that upon the Effective Time, KSL and the Surviving Company shall be in compliance with the Bond Agreement, including the execution of an agreement supplemental to and amending the Bond Agreement in compliance with Section 15.1 of the Bond Agreement and to provide among other things that on and after the Effective Time the GOGL Convertible Bonds will be convertible only into KSL Common Shares as provided in Section 15.1 of the Bond Agreement.  KSL shall take all corporate actions necessary to reserve for issuance a sufficient number of KSL Common Shares for delivery upon conversion of the GOGL Convertible Bonds in accordance with their terms as so amended.  GOGL agrees to give all notices required to be given by GOGL under the terms of the Bond Agreement prior to the Effective Time with respect to the Merger, to deliver all documents required under the terms of the Bond Agreement and to take all actions that are reasonably requested by KSL to carry out the purposes of this Section 3.5 and to cooperate with KSL, and not intentionally hinder or obstruct KSL, in its efforts to do so.
ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF GOGL
Except as set forth in reasonable detail in the GOGL Disclosure Letter or accurately disclosed in any report, document or other disclosures published by GOGL through the information system of the Oslo Stock Exchange on or after January 1, 2013, GOGL represents and warrants to KSL that:
SECTION 4.1.                                     Organization, Qualification and Corporate Power.  GOGL is duly organized, validly existing and in good standing under the Laws of Bermuda, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  GOGL is duly qualified or licensed to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not be reasonably expected to have, individually or in the aggregate, a GOGL Material Adverse Effect.  GOGL has heretofore made available to KSL true and complete copies of the memorandum of association, bye-laws and other organization documents of GOGL (the "GOGL Charter Documents") as currently in effect.
SECTION 4.2.                                    Authorization.
(a)            The execution, delivery and performance by GOGL of this Agreement and the consummation by GOGL of the Merger are within the corporate powers of GOGL and, except for the GOGL Shareholder Approval, have been duly authorized by all necessary corporate action on the part of GOGL and no other proceedings, consent or authorization on the part of GOGL is necessary to authorize this Agreement or the consummation of the Merger.  The only vote of the holders of any of GOGL's share capital necessary in connection with the Merger is the affirmative vote of seventy-five percent (75%) or more of the votes cast by the holders of GOGL Common Shares present and voting, and constituting a Quorum, at the GOGL Shareholders' Meeting to approve the Merger and the adoption of this Agreement and the Bermuda Merger Agreement (such approval, the "GOGL Shareholder Approval").  This Agreement is a valid and binding agreement of GOGL enforceable against GOGL in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.
(b)            At a meeting duly called and held, the GOGL Board (i) determined that this Agreement, the Bermuda Merger Agreement and the Merger are fair to and in the best interests of GOGL and GOGL's shareholders, (ii) approved, adopted and declared advisable this Agreement, the Bermuda Merger Agreement and the Merger, (iii) recommended that this Agreement, the Bermuda Merger Agreement and the Merger be submitted to the GOGL

Shareholders' Meeting, and (iv) recommended the approval and adoption of this Agreement, the Bermuda Merger Agreement and the Merger by the shareholders of GOGL (such recommendation, the "GOGL Board Recommendation"), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement.
(c)            The execution, delivery and performance by GOGL of this Agreement and the consummation by GOGL of the Merger require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of appropriate merger or other documents (including the Merger Application) as required by the Bermuda Companies Act, and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities law and the rules and requirements of Nasdaq, the Oslo Stock Exchange and the Singapore Stock Exchange, including the filing of the Registration Statement, the Joint Proxy Statement/Prospectus or any other KSL Disclosure Documents with the SEC.
SECTION 4.3.                                     Noncontravention.  Except as set forth in Section 4.3 of the GOGL Disclosure Letter, the execution delivery and performance by GOGL of this Agreement, and the consummation by GOGL of the Merger do not and will not (i) violate any provision of the memorandum of association, bye-laws (or comparable organization documents, as applicable) of any GOGL Company, (ii) assuming compliance with the matters referred to in Section 4.2(b), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 4.2(b), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of any GOGL Company under any provision of any Material Contract or any Governmental Authorization of any GOGL Company of (iv) result in the loss of, or creation or imposition of any Lien, other than Permitted Liens or Liens created by KSL or its Affiliates, on, any asset of any GOGL Company.
SECTION 4.4.                                    Capitalization.
(a)            The authorized share capital of GOGL consists of $500,000,000 divided into 5,000,000,000 GOGL Common Shares of $0.10 par value each.  As of the date of this Agreement 447,314,296 GOGL Common Shares are issued and outstanding, none of which are held in treasury by GOGL.  All issued and outstanding shares of GOGL are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of the Bermuda Companies Act and the memorandum of association and bye-laws of GOGL or any agreement to which GOGL is a party or otherwise bound.
(b)            Except as set forth in Section 4.4(b) of the GOGL Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares or other voting securities of or ownership interests in GOGL (ii) securities of GOGL convertible into or exchangeable or exercisable for shares or other voting securities of, or ownership interests in GOGL, (iii) warrants, calls, options or other rights to acquire from GOGL, or other obligation of GOGL to issue, any shares or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for shares or other voting securities or ownership interests in, GOGL, or (iv) restricted shares, share appreciation rights, performance units, contingent value rights, "phantom" shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or voting securities of GOGL (the items in clauses (i) through (iv) being referred to collectively as the "GOGL Securities").  There are no outstanding obligations of GOGL to repurchase, redeem or otherwise acquire any of the GOGL Securities.  GOGL is not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of GOGL or other GOGL Securities.  Except as may be required by applicable securities Laws and regulations and other than the GOGL Charter Documents, GOGL is not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale or resale of, shares of GOGL or other GOGL Companies.
(c)            Except for the GOGL Convertible Bonds, there is no outstanding indebtedness of GOGL having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of GOGL may vote.
(d)            GOGL does not have any class of equity securities that is registered, or required to be registered, under Section 12 of the 1934 Act and is not otherwise required to file or furnish reports under Section 13(a) or 15(d) of the 1934 Act.
SECTION 4.5.                                    GOGL Subsidiaries.
(a)            Section 4.5(a) of the GOGL Disclosure Letter sets forth a complete and correct list of each GOGL Company other than GOGL (individually a "GOGL Subsidiary" and collectively, the "GOGL Subsidiaries"), together with the jurisdiction of incorporation or formation of each such GOGL Subsidiary, the form of organization of each such GOGL Subsidiary, the authorized and issued shares, voting securities or other ownership interests of each such GOGL Subsidiary and the name of each holder thereof. All outstanding ownership interests of the GOGL Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the GOGL Subsidiaries Charter Documents (as defined below), or any agreement to which the GOGL Subsidiaries are a party or otherwise bound.
(b)            Each GOGL Subsidiary has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a GOGL Material Adverse Effect.  Each such GOGL Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a GOGL Material Adverse Effect.  GOGL has heretofore made available to KSL true and complete copies of the articles of association, bye-laws, certificate of formation, limited liability company agreement and other organization documents of each of the GOGL Subsidiaries (the "GOGL Subsidiaries Charter Documents," and, together with the GOGL Charters Documents, the "GOGL Companies Charter Documents") as currently in effect.
(c)            Except as set forth in Section 4.5(c) of the GOGL Disclosure Letter, all of the issued and outstanding shares of, or voting securities of, or other ownership interests in, each GOGL Subsidiary, are collectively owned by GOGL directly or indirectly, free and clear of any Liens (other than Permitted Liens).  There are no issued, reserved for issuance or outstanding (i) securities of any GOGL Subsidiary convertible into, or exchangeable or exercisable for, shares or other voting securities of, or ownership interests in, any GOGL Subsidiary, (ii) warrants, calls, options or other rights to acquire from any GOGL Subsidiary, or other obligations of any GOGL Subsidiary to issue, any shares or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any shares or other voting securities of, or ownership interests in, any GOGL Subsidiary, or (iii) restricted shares, share appreciation rights, performance units, contingent value rights, "phantom" shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or other voting securities of, or ownership interests in, any GOGL Subsidiary (the items in clauses (i) through (iii), together with all of the issued and outstanding shares of, or other voting securities of, or ownership interests in, each GOGL Subsidiary, being referred to collectively as the "GOGL Subsidiary Securities").  None of the GOGL Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for other GOGL Subsidiaries as set forth in Section 4.5(a) of the GOGL Disclosure Letter.  There are no outstanding obligations of any GOGL Subsidiary to repurchase, redeem or otherwise acquire any of the GOGL Subsidiary Securities.  Except as set forth in Section 4.5(c) of the GOGL Disclosure Letter, neither GOGL nor the GOGL Subsidiaries are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any GOGL Company or any other Person.
(d)            Except as set forth in Section 4.5(d) of the GOGL Disclosure Letter, there is no outstanding Indebtedness of the GOGL Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of the GOGL Subsidiaries may vote.
(e)            The GOGL Subsidiaries do not have any class of equity securities that is registered or required to be registered, under Section 12 of the 1934 Act.  At no time has any class of securities issued by the GOGL Subsidiaries been held of record by five hundred (500) or more Persons.
SECTION 4.6.                                    Financial Statements.
(a)            The audited consolidated balance sheets of GOGL, as of December 31, 2013 (the "GOGL Balance Sheet") and 2012, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 2013 and 2012 (including the related notes and schedules) have been prepared in all material respects in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the combined financial condition, results of operations, shareholders' equity and cash flows of the GOGL Companies as of the indicated dates and for the indicated periods.

(b)            GOGL has previously furnished to KSL a true and correct copy of  the unaudited consolidated balance sheets of the GOGL Companies as of June 30, 2014, and the related unaudited interim consolidated statements of operations, shareholders' equity and cash flows of the GOGL Companies for the six (6) months then ended, which have been prepared in all material respects in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the combined financial condition, results of operations, shareholders' equity and cash flows of the GOGL Companies as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments in amounts that are immaterial in nature and the absence of full footnote disclosure.

SECTION 4.7.                                    Disclosure Documents.  The information with respect to the GOGL Companies that GOGL supplies in writing to KSL specifically for use in the Registration Statement, the Joint Proxy Statement/Prospectus or in any other KSL Disclosure Documents (the "GOGL Disclosure Information") at the time of the filing thereof or any amendment or supplement thereto and at the time of any distribution or dissemination of such Registration Statement, Joint Proxy Statement/Prospectus or any other KSL Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
SECTION 4.8.                                    Taxes.
(a)            All material Tax Returns required by applicable Law to have been filed by each GOGL Company have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects.  All material Taxes that are due and payable have been paid.
(b)            There is no audit or other proceeding pending against or with respect to any GOGL Company, with respect to any material amount of Tax.  There are no material Liens on any of the assets of any GOGL Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.
(c)            Each GOGL Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.
(d)            None of the GOGL Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.
(e)            None of the GOGL Companies is a party to any Tax allocation or sharing agreement.
(f)            None of the GOGL Companies has been included in any "consolidated," "unitary" or "combined" Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the GOGL Companies are the only members).
(g)            None of the GOGL Companies has any liability for the Taxes of any Person (other than any of the GOGL Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.
(h)            None of the GOGL Companies is or has been a party to any "listed transaction" as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).
(i)            None of the GOGL Companies has been either a "distributing corporation" or a "controlled corporation" in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.
(j)            Except as set forth in Section 4.8(j) of the GOGL Disclosure Letter, none of the GOGL Companies has, or since its date of formation has had, a permanent establishment in any country other than the country of its organization.
(k)            Each GOGL Company has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.
(l)            No written claim has ever been made by any Governmental Authority in a jurisdiction where any GOGL Company does not file Tax Returns that any GOGL Company is or may be subject to taxation by that jurisdiction.
SECTION 4.9.                                    Compliance with Laws; Governmental Authorizations.
(a)            Each GOGL Company is, and since January 1, 2013 has been, in compliance with all Laws and Governmental Authorizations to which such entity, or any of its or their Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a GOGL Material Adverse Effect.
(b)            Each GOGL Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have a GOGL Material Adverse Effect.
SECTION 4.10.                                  Absence of Certain Changes; No Undisclosed Liabilities.
(a)            Since June 30, 2014, (i) the GOGL Companies have conducted their respective businesses only in the ordinary course of business and (ii) there has not been a GOGL Material Adverse Effect.

(b)            Other than as expressly required by this Agreement, from June 30, 2014 until the date hereof, there has not been any action taken by any GOGL Company that, had such action occurred after the date of this Agreement without KSL's consent, would constitute a breach of Section 6.1.
(c)            There are no liabilities of any GOGL Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in June 30, 2014 GOGL consolidated balance sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since December 31, 2013 and which are not, individually or in the aggregate, material to the GOGL Companies, taken as a whole, (iii) liabilities incurred in connection with the Merger, and (iv) liabilities that would not have a GOGL Material Adverse Effect.  None of the GOGL Companies is a party to, nor do the GOGL Companies have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between any GOGL Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any GOGL Company.
SECTION 4.11.                                  Tangible Personal Assets.  The GOGL Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of any GOGL Company to conduct its business as currently conducted.
SECTION 4.12.                                  Vessels; Maritime Matters.
(a)            Section 4.12(a) of the GOGL Disclosure Letter contains a list of all vessels owned by any GOGL Company (the "Owned Vessels") or chartered-in by any GOGL Company pursuant to charter arrangements (the "Leased Vessels"), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, and whether such Vessel is currently operating in the spot market or time chartered market, of each Owned Vessel and Leased Vessel.  Each Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have a GOGL Material Adverse Effect.  Each GOGL Company is qualified to own and operate the Owned Vessels under applicable Laws, including the Laws of each Owned Vessel's flag state, except where such failure to be qualified would not have a GOGL Material Adverse Effect.  Each Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not have a GOGL Material Adverse Effect.
(b)            Each Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of GOGL, (i) no event has occurred and no condition exists that would cause such Vessel's class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.

(c)            With respect to each of the Owned Vessels, one of the GOGL Companies, as applicable, is the sole owner of each such Vessel and has good title to such Vessel free and clear of all Liens other than Permitted Liens.
(d)            Prior to the date of this Agreement, the GOGL Companies have made available to KSL or its representatives accurate, complete and correct copies of the most recent inspection reports relating to each Vessel.
SECTION 4.13.                                  Contracts.
(a)            Section 4.13(a) of the GOGL Disclosure Letter lists the following Contracts to which any GOGL Company is a party that are in effect as of the date hereof:
(i)            each "material contract" (as such term is defined in Item 10.C and in instructions as to Exhibits of Form 20-F) to which any GOGL Company is a party to or bound;
(ii)            each Contract not contemplated by this Agreement that materially limits the ability of any GOGL Company to engage in its business or compete in any manner;
(iii)            each Contract that creates a partnership, joint venture or any strategic alliance with respect to any GOGL Company, other than the organizational documents of the GOGL Companies;
(iv)            each employment, consulting, services or similar Contract with any employee or independent contractor of a GOGL Company involving more than $25,000 of annual compensation;
(v)            each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of indebtedness or Contract providing for indebtedness in excess of $1,000,000;
(vi)            each Contract that relates to the acquisition or disposition, directly or indirectly, of any material business (whether by merger, sale of shares, sale of assets or otherwise) or material asset, including any vessel, other than this Agreement;
(vii)            each Contract that relates to an acquisition or disposition, directly or indirectly (whether by merger, sale of shares, sale of assets (including any Vessel) or otherwise), by any GOGL Company after the date of this Agreement of assets or any material business for consideration with a fair market value in excess of $1,000,000;
(viii)            any Contract related to an acquisition or disposition, directly or indirectly (by merger, sale of shares, sale of assets or otherwise), by any GOGL Company prior to the date of this Agreement that includes provisions that are in effect in respect of "earn-outs" or deferred or contingent consideration;

(ix)            each ship-sales, memorandum of agreement, bareboat charter or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by any GOGL Company and other Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, material supervision agreements and material plan verification services agreements;
(x)            each management agreement, crewing agreement or financial lease (including sale/leaseback or similar arrangements) with respect to any Vessel involving annual payments in excess of $50,000;
(xi)            any Contract with a Third Party for the charter of any Vessel, other than any (A) voyage charter or (B) time charter with a duration of 12 months or less;
(xii)            each Contract that provides for indemnification by any GOGL Company to any Person other than a Contract entered into in the ordinary course of business or that is not material to any GOGL Company;
(xiii)            each Contract to which any GOGL Company is a party or otherwise bound that contains a so-called "most favored nations" provision or similar provisions requiring any GOGL Company or its Affiliates (including, after the Closing, KSL or any of its Affiliates) to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and
(xiv)            each Contract involving a standstill or similar obligation of any GOGL Company.
(b)            The GOGL Companies have heretofore made available to KSL true and complete copies of the Material Contracts as in effect as of the date hereof.  Except for breaches, violations or defaults which would not have a GOGL Material Adverse Effect, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the GOGL Companies, and to the Knowledge of GOGL, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) none of the GOGL Companies, nor to the Knowledge of GOGL, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and none of the GOGL Companies has received written notice that it has breached, violated or defaulted under any Material Contract.
SECTION 4.14.                                 Litigation.  Except as set forth in Section 4.14 of the GOGL Disclosure Letter, there is no Action pending or, to the Knowledge of GOGL, threatened against any GOGL Company.  No officer or director of any GOGL Company is a defendant in any Action commenced by any equityholder of any GOGL Company with respect to the performance of his duties as an officer or a director of any GOGL  Company under any applicable Law.  There is no material unsatisfied judgment, penalty or award against any GOGL Company.  None of the GOGL Companies is subject to any Orders.

SECTION 4.15.                                 Employee Benefits.
(a)            Section 4.15(a) of the GOGL Disclosure Letter includes a list of all GOGL Benefit Plans.  The GOGL Companies have delivered or made available to KSL copies of each GOGL Benefit Plan or, in the case of any unwritten GOGL Benefit Plans, a summary thereof.
(b)            Section 4.15(b) of the GOGL Disclosure Letter includes a list of all executives of any GOGL Company (e.g., chief executive officer, president, chief financial officer, chief operating officer, etc.) who perform substantially all of their personal services for any GOGL Company pursuant to agreements to which any GOGL Company is a party and the amount of wages earned by each such individual and their place of employment, in each case as of the date of this Agreement.
(c)            Each GOGL Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws, except for instances that would not have a GOGL Material Adverse Effect.
(d)            Except as would not have a GOGL Material Adverse Effect, (i) each GOGL Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of GOGL, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status.  Except as would not have an GOGL Material Adverse Effect, all benefits, contributions and premiums relating to each GOGL Benefit Plan have been timely paid or made in accordance with the terms of such GOGL Benefit Plan and the terms of all applicable Laws and any related agreement.
(e)            None of the GOGL Companies has, within the preceding six month period, ever maintained or contributed to, or had any obligation to contribute to any "employee benefit plan," within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 ("ERISA"), that is covered by ERISA.
(f)            None of the GOGL Companies has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of any GOGL Company under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.
(g)            Except as set forth in Section 4.15(g) of the GOGL Disclosure Letter, the execution of this Agreement, and performance of the Merger will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, officer, employee, consultant or independent contractor or trigger the right of any current or former director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with any GOGL Company, or (ii) the triggering or imposition of any restrictions or limitations on the right of any GOGL Company to amend or terminate any GOGL Benefit Plan.

SECTION 4.16.                                 Labor and Employment Matters.  The GOGL Companies have complied with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply would not have a GOGL Material Adverse Effect.  There are no material pending or, to the Knowledge of GOGL, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of any GOGL Company.  Since January 1, 2013, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of a GOGL Company, except where such strike, dispute, work stoppage, request, picket or work slow-down would not have a GOGL Material Adverse Effect.  None of the GOGL Companies is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers' representatives.  To the Knowledge of GOGL, there is not pending or underway any union, or any other type of workers' representatives, organizational activities or requests or elections for representation with respect to employees of any GOGL Company.
SECTION 4.17.                                 Environmental.  Except for any matter that would not have an GOGL Material Adverse Effect, (a) each GOGL Company is and has been in compliance with all Environmental Laws, (b) each GOGL Company possesses and is and has been in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against any GOGL Company alleging a violation of or liability under any Environmental Law, (d) to the Knowledge of GOGL, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law, and (e) each GOGL Company has provided to KSL all material documents in its possession related to compliance with or liability under Environmental Laws.
SECTION 4.18.                                  Insurance.  The GOGL Companies maintain (i) insurance policies and fidelity bonds covering the GOGL Companies or their respective businesses, properties, assets, directors, officers or employees, and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Vessels in such amounts and types as are customary in the shipping industry (collectively, the "Policies").  Section 4.18 of the GOGL Disclosure Letter includes a list of all such Policies.  None of the GOGL Companies is in violation or breach of or default under any of its obligations under any such Policy, except where such default would not have a GOGL Material Adverse Effect.  None of the GOGL Companies has received any written notice that any Policy has been cancelled.  There are no material claims individually or in the aggregate by any GOGL Company pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.
SECTION 4.19.                                  Fees.  Other than fees payable with respect to fairness opinions to be obtained in connection with the Merger, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf the GOGL Companies who might be entitled to any fee or commission in connection with this Agreement or the Merger.  GOGL has furnished to KSL true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.
SECTION 4.20.                                  Takeover Statutes.  The GOGL Companies have taken all actions required to be taken by them in order to exempt this Agreement and the Merger from the requirements of any "moratorium", "control share", "fair price", "affiliate transaction", "business combination" or other anti-takeover laws and regulations of any Governmental Authority or contained in the GOGL Companies Charter Documents, if any.
SECTION 4.21.                                  Interested Party Transactions.  Except as set forth in Section 4.21 of the GOGL Disclosure Letter, (a) there are no Contracts or arrangements between any GOGL Company, on the one hand, and any current or former officer or director of any GOGL Company or any of such officer's or director's immediate family members or Affiliates, or any current or former record or beneficial owners of any equity or equity-linked securities in any Company or any of such owner's Affiliates, on the other hand (any such Contracts or arrangement, an "Interested Party Transaction"), and (b) no Affiliate of any GOGL Company possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of any GOGL Company.
SECTION 4.22.                                  Certain Business Practices.  None of the GOGL Companies nor (to the Knowledge of GOGL), any director, officer, agent or employee of any GOGL Company (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of any GOGL Company, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of any GOGL Company, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the United States Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, or (c) made any other unlawful payment.
ARTICLE V
 REPRESENTATIONS AND WARRANTIES OF KSL
Except as set forth in the KSL Disclosure Letter, or accurately disclosed in any report, schedule, form or document filed with, or furnished to, the SEC by KSL and publicly available on or after January 1, 2013 (other than any risk factor disclosure or forward-looking statements disclosing potential adverse future developments included in such reports, schedules, forms or documents), KSL represents and warrants to GOGL that:
SECTION 5.1.                                     Organization, Qualification and Corporate Power.  KSL is duly organized, validly existing and in good standing under the Laws of Bermuda, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  KSL is duly qualified or licensed to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status has not had and would not be reasonably expected to have, individually or in the aggregate, a KSL Material Adverse Effect.  KSL has have heretofore made available to GOGL true and complete copies of the memorandum of association, bye-laws and other organization documents of KSL (the "KSL Charter Documents") as currently in effect.
SECTION 5.2.                                    Authorization.
(a)            The execution, delivery and performance by KSL of this Agreement and the consummation by KSL of the Merger are within the corporate powers of KSL and, except for the KSL Shareholder Approval, have been duly authorized by all necessary corporate action on the part of KSL and no other proceedings, consent or authorization on the part of KSL is necessary to authorize this Agreement or the consummation of the Merger.  The only vote of the holders of any of KSL's capital shares necessary in connection with the Merger is the affirmative vote of seventy-five percent (75%) or more of the votes cast by holders of KSL Common Shares present and voting, and constituting a Quorum, at the KSL Shareholders' Meeting to approve the Merger and the adoption of this Agreement and the Bermuda Merger Agreement (such approval, the "KSL Shareholder Approval").  In addition, the change of KSL's name contemplated by Section 2.1(e) requires the affirmative vote of a simple majority of votes cast by the holders of KSL Common Shares present and voting, and constituting a Quorum, at the KSL Shareholders' Meeting.  This Agreement is a valid and binding agreement of KSL enforceable against KSL in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.
(b)            At a meeting duly called and held, the KSL Board (i) determined that this Agreement, the Bermuda Merger Agreement and the Merger are fair to and in the best interests of KSL and KSL's shareholders, (ii) approved, adopted and declared advisable this Agreement, the Bermuda Merger Agreement and the Merger, (iii) recommended that this Agreement, the Bermuda Merger Agreement and the Merger be submitted to the KSL Shareholders' Meeting, and (iv) recommended the approval and adoption of this Agreement, the Bermuda Merger Agreement and the Merger by the shareholders of KSL (such recommendation, the "KSL Board Recommendation"), which resolutions have not been subsequently rescinded, modified or amended in any respect except to the extent occurring after the date of this Agreement.
(c)            The execution, delivery and performance by KSL of this Agreement and the consummation by KSL of the Merger require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of appropriate merger or other documents (including the Merger Application) as required by the Bermuda Companies Act, and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities law and the rules and requirements of Nasdaq, the Oslo Stock Exchange or the Singapore Stock Exchange, including the filing of the Registration Statement, the Joint Proxy Statement/Prospectus or any other KSL Disclosure Documents with the SEC.
SECTION 5.3.                                     Noncontravention.  Except as set forth in Section 5.3 of the KSL Disclosure Letter, the execution delivery and performance by KSL of this Agreement, and the consummation by KSL of the Merger do not and will not (i) violate any provision of the memorandum of association, bye-laws (or comparable organization documents, as applicable) of any KSL Company, (ii) assuming compliance with the matters referred to in Section 5.2(b), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 5.2(b), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of any KSL Company under any provision of any Material Contract or any Governmental Authorization of any KSL Company of (iv) result in the loss of, or creation or imposition of any Lien, other than Permitted Liens, on, any asset of any KSL Company.
SECTION 5.4.                                    Capitalization.
(a)            The authorized share capital of KSL consists of $2,000,000 divided into 200,000,000 KSL Common Shares of $0.01 par value each.  As of the date of this Agreement 80,121,550 KSL Common Shares are issued and outstanding, none of which are held in treasury by KSL.  All issued and outstanding shares of KSL are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of the Bermuda Companies Act and the memorandum of association and bye-laws of KSL or any agreement to which KSL is a party or otherwise bound.
(b)            Except as set forth in Section 5.4(b) of the KSL Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares or other voting securities of or ownership interests in KSL (ii) securities of the KSL convertible into or exchangeable or exercisable for shares or other voting securities of, or ownership interests in KSL, (iii) warrants, calls, options or other rights to acquire from KSL, or other obligation of KSL to issue, any shares or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for shares or other voting securities or ownership interests in, KSL, or (iv) restricted shares, share appreciation rights, performance units, contingent value rights, "phantom" shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or voting securities of KSL (the items in clauses (i) through (iv) being referred to collectively as the "KSL Securities").  There are no outstanding obligations of KSL to repurchase, redeem or otherwise acquire any of the KSL Securities.  KSL is not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of KSL or other KSL Securities.  Except as may be required by applicable securities Laws and regulations and other than the KSL Charter Documents, KSL is not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, shares of KSL or other KSL Companies.
(c)            There is no outstanding Indebtedness of KSL having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of KSL may vote.
SECTION 5.5.                                    KSL Subsidiaries.
(a)            Section 5.5(a) of the KSL Disclosure Letter sets forth a complete and correct list of each KSL Company other than KSL (individually a "KSL Subsidiary" and collectively, the "KSL Subsidiaries"), together with the jurisdiction of incorporation or formation of each such KSL Subsidiary, the form of organization of each such KSL Subsidiary, the authorized and issued shares, voting securities or other ownership interests of each such KSL Subsidiary and the name of each holder thereof. All outstanding ownership interests of the KSL Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the KSL Subsidiaries Charter Documents (as defined below), or any agreement to which the KSL Subsidiaries are a party or otherwise bound.
(b)            Each KSL Subsidiary has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a KSL Material Adverse Effect.  Each such KSL Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a KSL Material Adverse Effect.  KSL has heretofore made available to GOGL true and complete copies of the articles of association, bye-laws, certificate of formation, limited liability company agreement and other organization documents of each of the KSL Subsidiaries (the "KSL Subsidiaries Charter Documents", and, together with the KSL Charter Documents, the "KSL Companies Charter Documents") as currently in effect.
(c)            All of the outstanding shares of, or voting securities of, or other ownership interests in, each KSL Subsidiary, are collectively owned by KSL directly or indirectly, free and clear of any Liens (other than Permitted Liens).  There are no issued, reserved for issuance or outstanding (i) securities of any KSL Subsidiary convertible into, or exchangeable or exercisable for, shares or other voting securities of, or ownership interests in, any KSL Subsidiary, (ii) warrants, calls, options or other rights to acquire from any KSL Subsidiary, or other obligations of any KSL Subsidiary to issue, any shares or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any shares or other voting securities of, or ownership interests in, any KSL Subsidiary, or (iii) restricted shares, share appreciation rights, performance units, contingent value rights, "phantom" shares or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares or other voting securities of, or ownership interests in, any KSL Subsidiary (the items in clauses (i) through (iii), together with all of the outstanding shares of, or other voting securities of, or ownership interests in, each KSL Subsidiary, being referred to collectively as the "KSL Subsidiary Securities").  None of the KSL Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for other KSL Subsidiaries as set forth in Section 5.5(a) of the KSL Disclosure Letter.  There are no outstanding obligations of any KSL Subsidiary to repurchase, redeem or otherwise acquire any of the KSL Subsidiary Securities.  Except as set forth in Section 5.5(c) of the KSL Disclosure Letter, neither KSL nor the KSL Subsidiaries are subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any KSL Company or any other Person.
(d)            There is no outstanding Indebtedness of the KSL Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of the KSL Subsidiaries may vote.
(e)            The KSL Subsidiaries do not have any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act.  At no time has any class of securities issued by the KSL Subsidiaries been held of record by five hundred (500) or more Persons.
SECTION 5.6.                                    KSL SEC Filings.
(a)            KSL has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by KSL since January 1, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the "KSL SEC Documents"), except where such failure to file with or furnish to the SEC such reports, schedules, forms, statements, prospectuses, registration statements or other documents required to be filed with or furnished to the SEC has not had or would not reasonably be expected to have, individually or in the aggregate, a KSL Material Adverse Effect.
(b)            As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each KSL SEC Document complied, and each KSL SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.
(c)            As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each KSL SEC Document filed pursuant to the 1934 Act did not, and each KSL SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon written information furnished to KSL by GOGL or its Affiliates specifically for use therein.
(d)            Each KSL SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the foregoing does not apply to statements in or omissions from any such document based upon written information furnished to KSL by GOGL or its Affiliates specifically for use therein.

(e)            Except as set forth in Section 5.6(e) of the KSL Disclosure Letter, since January 1, 2013, KSL has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.
SECTION 5.7.                                    Financial Statements.
(a)            The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the KSL SEC Documents (including the consolidated balance sheet of KSL as of December 31, 2013, herein referred to as the "KSL Balance Sheet") complied, and audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the KSL SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of KSL and its Subsidiaries as of the indicated dates and for the indicated periods.
(b)            The unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the KSL SEC Documents complied, and unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the KSL SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared or will be prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved, subject to normal and recurring year-end adjustments, the effect of which will not be materially adverse (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of KSL and its Subsidiaries as of the indicated dates and for the indicated periods subject to normal year-end audit adjustments in amounts that are immaterial in nature and amounts consistent with past experience and the absence of full footnote disclosure.
SECTION 5.8.                                    Taxes.
(a)            All material Tax Returns required by applicable Law to have been filed by each KSL Company have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects.  All material Taxes that are due and payable have been paid.
(b)            There is no audit or other proceeding pending against or with respect to any KSL Company, with respect to any material amount of Tax.  There are no material Liens on any of the assets of any KSL Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.
(c)            Each KSL Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d)            None of the KSL Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.
(e)            None of the KSL Companies is a party to any Tax allocation or sharing agreement.
(f)            None of the KSL Companies has been included in any "consolidated," "unitary" or "combined" Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the KSL Companies are the only members).
(g)            None of the KSL Companies has any liability for the Taxes of any Person (other than any of the KSL Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.
(h)            None of the KSL Companies is or has been a party to any "listed transaction" as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).
(i)            None of the KSL Companies has been either a "distributing corporation" or a "controlled corporation" in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.
(j)            None of the KSL Companies has, or since its date of formation has had, a permanent establishment in any country other than the country of its organization.
(k)            Each KSL Company has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.
(l)            No written claim has ever been made by any Governmental Authority in a jurisdiction where any KSL Company does not file Tax Returns that any KSL Company is or may be subject to taxation by that jurisdiction.
SECTION 5.9.                                    Compliance with Laws; Governmental Authorizations.
(a)            Each KSL Company is, and since January 1, 2013 has been, in compliance with all Laws and Governmental Authorizations to which such entity, or any of its or their Vessels or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a KSL Material Adverse Effect.
(b)            Each KSL Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have a KSL Material Adverse Effect.

SECTION 5.10.                                  Absence of Certain Changes; No Undisclosed Liabilities.
(a)            Since June 30, 2014, (i) the KSL Companies have conducted their respective businesses only in the ordinary course of business and (ii) there has not been a KSL Material Adverse Effect.
(b)            Other than as expressly required by this Agreement, from June 30, 2014 until the date hereof, there has not been any action taken by any KSL Company that, had such action occurred after the date of this Agreement without GOGL's consent, would constitute a breach of Section 6.1.
(c)            There are no liabilities of any KSL Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the June 30, 2014 KSL consolidated balance sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since December 31, 2013 and which are not, individually or in the aggregate, material to the KSL Companies, taken as a whole, (iii) liabilities incurred in connection with the Merger, and (iv) liabilities that would not have a KSL Material Adverse Effect.  None of the KSL Companies is a party to, nor do the KSL Companies have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between any KSL Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any KSL Company.
SECTION 5.11.                                  Tangible Personal Assets.  The KSL Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than (i) Permitted Liens or (ii) Liens that individually or in the aggregate, do not materially interfere with the ability of any KSL Company to conduct its business as currently conducted.
SECTION 5.12.                                  Vessels; Maritime Matters.
(a)            Section 5.12(a) of the KSL Disclosure Letter contains a list of all vessels owned by any KSL Company (the "Owned Vessels") or chartered-in by any KSL Company pursuant to charter arrangements (the "Leased Vessels"), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, and whether such Vessel is currently operating in the spot market or time chartered market, of each Owned Vessel and Leased Vessel.  Each Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have a KSL Material Adverse Effect.  Each KSL Company is qualified to own and operate the Owned Vessels under applicable Laws, including the Laws of each Owned Vessel's flag state, except where such failure to be qualified would not have a KSL Material Adverse Effect.  Each Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Vessel in the trades and geographic areas in which it is operated, except where such failure to be qualified would not have a KSL Material Adverse Effect.
(b)            Each Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of KSL, (i) no event has occurred and no condition exists that would cause such Vessel's class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.
(c)            With respect to each of the Owned Vessels, one of the KSL Companies, as applicable, is the sole owner of each such Vessel and has good title to such Vessel free and clear of all Liens other than Permitted Liens.
(d)            Prior to the date of this Agreement, the KSL Companies have made available to GOGL or its representatives accurate, complete and correct copies of the most recent inspection reports relating to each Vessel.
SECTION 5.13.                                  Contracts.
(a)            Section 5.13(a) of the KSL Disclosure Letter lists the following Contracts to which any KSL Company is a party that are in effect as of the date hereof:
(i)            each "material contract" (as such term is defined in Item 10.C and in Instructions As To Exhibits of Form 20-F) to which any KSL Company is a party to or bound;
(ii)            each Contract not contemplated by this Agreement that materially limits the ability of any KSL Company to engage in its business or compete in any manner;
(iii)            each Contract that creates a partnership, joint venture or any strategic alliance with respect to any KSL Company, other than the organizational documents of the KSL Companies;
(iv)            each employment, consulting, services or similar Contract with any employee or independent contractor of a KSL Company involving more than $25,000 of annual compensation;
(v)            each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of indebtedness or Contract providing for indebtedness in excess of $1,000,000;
(vi)            each Contract that relates to the acquisition or disposition, directly or indirectly, of any material business (whether by merger, sale of shares, sale of assets or otherwise) or material asset, including any vessel, other than this Agreement;
(vii)            each Contract that relates to the acquisition or disposition, directly or indirectly (whether by merger, sale of shares, sale of assets (including any Vessel) or otherwise), by any KSL Company after the date of this Agreement of assets or any material business for consideration with a fair market value in excess of $1,000,000;
(viii)            any Contract related to the acquisition or disposition, directly or indirectly (by merger, sale of shares, sale of assets or otherwise), by any KSL Company prior to the date of this Agreement that includes provisions that are in effect in respect of "earn-outs" or deferred or contingent consideration;
(ix)            each ship-sales, memorandum of agreement, bareboat charter or other vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by any KSL Company and other Contracts with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, material supervision agreements and material plan verification services agreements;
(x)            each management agreement, crewing agreement or financial lease (including sale/leaseback or similar arrangements) with respect to any Vessel involving annual payments in excess of $50,000;
(xi)            any Contract with a Third Party for the charter of any Vessel, other than any (A) voyage charter or (B) time charter with a duration of 12 months or less;
(xii)            each Contract that provides for indemnification by any KSL Company to any Person other than a Contract entered into in the ordinary course of business or that is not material to any KSL Company;
(xiii)            each Contract to which any KSL Company is a party or otherwise bound that contains a so-called "most favored nations" provision or similar provisions requiring any KSL Company or its Affiliates to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons; and
(xiv)            each Contract involving a standstill or similar obligation of any KSL Company.
(b)            The KSL Companies have heretofore made available to GOGL true and complete copies of the Material Contracts as in effect as of the date hereof.  Except for breaches, violations or defaults which would not have a KSL Material Adverse Effect, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the KSL Companies, and to the Knowledge of KSL, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) none of the KSL Companies, nor to the Knowledge of KSL, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and none of the KSL Companies has received written notice that it has breached, violated or defaulted under any Material Contract.

SECTION 5.14.                                  Litigation.  Except as set forth in Section 5.14 of the KSL Disclosure Letter, there is no Action pending or, to the Knowledge of KSL, threatened against any KSL Company.  No officer or director of any KSL Company is a defendant in any Action commenced by any equityholder of any KSL Company with respect to the performance of his duties as an officer or a director of any KSL Company under any applicable Law.  There is no material unsatisfied judgment, penalty or award against any KSL Company.  None of the KSL Companies is subject to any Orders.
SECTION 5.15.                                  Employee Benefits.
(a)            Section 5.15(a) of the KSL Disclosure Letter includes a list of all KSL Benefit Plans.  The KSL Companies have delivered or made available to GOGL copies of each KSL Benefit Plan or, in the case of any unwritten KSL Benefit Plans, a summary thereof.
(b)            Section 5.15(b) of the KSL  Disclosure Letter includes a list of all executives of any KSL Company (e.g., chief executive officer, president, chief financial officer, chief operating officer, etc.) who perform substantially all of their personal services for any KSL Company pursuant to agreements to which any KSL Company is a party and the amount of wages earned by each such individual and their place of employment, in each case as of the date of this Agreement.
(c)            Each KSL Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws, except for instances that would not have a KSL Material Adverse Effect.
(d)            Except as would not have a KSL Material Adverse Effect, (i) each KSL Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of KSL, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status.  Except as would not have an KSL Material Adverse Effect, all benefits, contributions and premiums relating to each KSL Benefit Plan have been timely paid or made in accordance with the terms of such KSL Benefit Plan and the terms of all applicable Laws and any related agreement.
(e)            None of the KSL Companies has, within the preceding six month period, ever maintained or contributed to, or had any obligation to contribute to any "employee benefit plan," within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 ("ERISA"), that is covered by ERISA.
(f)            None of the KSL Companies has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of any KSL Company under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.
(g)            Except as set forth in Section 5.15(g) of the KSL Disclosure Letter, the execution of this Agreement, and performance of the Merger will not (either alone or upon the occurrence of any additional or subsequent events) result in (i) any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former director, officer, employee, consultant or independent contractor or trigger the right of any current or former director, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with any KSL Company, or (ii) the triggering or imposition of any restrictions or limitations on the right of any KSL Company to amend or terminate any KSL Benefit Plan.
SECTION 5.16.                                  Labor and Employment Matters.  The KSL Companies have complied with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy, except where failure to comply would not have a KSL Material Adverse Effect.  There are no material pending or, to the Knowledge of KSL, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of any KSL Company.  Since January 1, 2013, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of a KSL Company, except where such strike, dispute, work stoppage, request, picket or work slow-down would not have a KSL Material Adverse Effect.  None of the KSL Companies is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers' representatives.  To the Knowledge of KSL, there is not pending or underway any union, or any other type of workers' representatives, organizational activities or requests or elections for representation with respect to employees of any KSL Company.
SECTION 5.17.                                  Environmental.  Except for any matter that would not have an KSL Material Adverse Effect, (a) each KSL Company is and has been in compliance with all Environmental Laws, (b) each KSL Company possesses and is and has been in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against any KSL Company alleging a violation of or liability under any Environmental Law, (d) to the Knowledge of KSL, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law, and (e) each KSL Company has provided to GOGL all material documents in its possession related to compliance with or liability under Environmental Laws.
SECTION 5.18.                                  Insurance.  The KSL Companies maintain (i) insurance policies and fidelity bonds covering the KSL Companies or their respective businesses, properties, assets, directors, officers or employees, and (ii) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Vessels in such amounts and types as are customary in the shipping industry (collectively, the "Policies").  Section 5.18 of the KSL Disclosure Letter includes a list of all such Policies.  None of the KSL Companies is in violation or breach of or default under any of its obligations under any such Policy, except where such default would not have a KSL Material Adverse Effect.  None of the KSL Companies has received any written notice that any Policy has been cancelled.  There are no material claims individually or in the aggregate by any KSL Company pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.
SECTION 5.19.                                  Fees.  Other than fees payable to Bank of America in connection with advice to the KSL Board and fees payable with respect to fairness opinions to be obtained in connection with Merger, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf the KSL Companies who might be entitled to any fee or commission in connection this Agreement or the Merger.  KSL has furnished to GOGL true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.
SECTION 5.20.                                  Takeover Statutes.  The KSL Companies have taken all actions required to be taken by them in order to exempt this Agreement and the Merger from the requirements of any "moratorium", "control share", "fair price", "affiliate transaction", "business combination" or other anti-takeover laws and regulations of any Governmental Authority or contained in the KSL Companies Charter Documents.
SECTION 5.21.                                  Interested Party Transactions.  Except as set forth in Section 5.21 of the KSL Disclosure Letter, (a) there are no Contracts or arrangements between any KSL Company, on the one hand, and any current or former officer or director of any KSL Company or any of such officer's or director's immediate family members or Affiliates, or any current or former record or beneficial owners of any equity or equity-linked securities in any Company or any of such owner's Affiliates, on the other hand (any such Contracts or arrangement, an "Interested Party Transaction"), and (b) no Affiliate of any KSL Company possesses, directly or indirectly, any material financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of any KSL Company.
SECTION 5.22.                                  Certain Business Practices.  None of the KSL Companies nor (to the Knowledge of KSL), any director, officer, agent or employee of any KSL Company (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to political activity or for the business of any KSL Company, (b) made any bribe or kickback, illegal political contribution, payment from corporate funds which was incorrectly recorded on the books and records of any KSL Company, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the United States Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, or (c) made any other unlawful payment.
ARTICLE VI
 CONDUCT PENDING THE MERGER
SECTION 6.1.                                    Operation of the Businesses of the Parties.
(a)            Except (A) as set forth in Section 6.1(a) of the GOGL Disclosure Letter or Section 6.1(a) of the KSL Disclosure Letter, as the case may be, (B) as expressly required by this Agreement, or (C) with the prior written consent of the other Party, from the date hereof until the Effective Time, each of the Parties shall, and shall cause each of their Subsidiaries to, carry on its business in the ordinary course and in a manner consistent with past practice and to use its reasonable best efforts to (i) preserve intact its present business organization, goodwill and material assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that they shall not be obligated to increase the compensation of, or make any other payments to, such officers and employees), and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship.
(b)            Without limiting the generality of Section 6.1(a), except (A) as set forth in Section 6.1(b) of the GOGL Disclosure Letter or Section 6.1(b) of the KSL Disclosure Letter, as the case may be, (B) as expressly required by this Agreement, or (C) with the prior written consent of the other Party, from the date hereof until the Effective Time, neither of the Parties shall, and they shall cause their Subsidiaries not to, do any of the following:
(i)            amend its certificate of formation, limited liability company agreement, memorandum or articles of association or incorporation, bye-laws or other comparable charter or organizational documents (including by merger, consolidation or otherwise);
(ii)            (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, shares, property or otherwise) in respect of, any of its shares or convertible securities, (B) split, subdivide, combine, consolidate or reclassify any of its shares or convertible securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its shares or convertible securities, (D) purchase, redeem or otherwise acquire any of its shares or convertible securities, or (E) take any action that would result in any amendment, modification or change of any term of, or material default under, any Indebtedness of any GOGL Company or any KSL Company, as the case may be;
(iii)            (A) issue, deliver, sell, grant, pledge, charge, transfer, subject to any Lien or otherwise encumber or dispose of any of its shares or convertible securities, or (B) amend any term of any of its shares or convertible securities, (in each case, whether by merger, consolidation or otherwise);
(iv)            accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, other than in the ordinary course of business consistent with past practice;
(v)            incur more than $5,000,000 of capital expenditures, in the aggregate, other than in connection with currently scheduled dry docking of Vessels and currently scheduled payments under newbuilding Contracts;
(vi)            acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of shares, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of $1,000,000 individually or $5,000,000 in the aggregate;
(vii)            enter into or materially amend, modify, extend or terminate any Material Contact or any Interested Party Transaction;

(viii)            sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of, any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, (B) Permitted Liens incurred in the ordinary course of business consistent with past practice;
(ix)            adopt a plan of complete or partial liquidation, dissolution, winding up, merger, consolidation, restructuring, recapitalization or other reorganization of any GOGL Company or KSL Company, as the case may be, or enter into any agreement with respect to the voting of its shares or other securities held by any GOGL Company or KSL Company, as the case may be;
(x)            (A) grant to any current or former director, officer, employee or consultant of any GOGL Company or KSL Company, as the case may be, any increase or enhancement in compensation, bonus or other benefits, (B) grant to any current or former director or executive officer or employee of any GOGL Company or KSL Company, as the case may be, any severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except in connection with actual termination in the ordinary course of any such Person to the extent required under Applicable Law or existing Benefit Plans or existing policy, or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Benefit Plan except for amendments as required under Applicable Law or pursuant to the terms of such plan;
(xi)            except as required by GAAP or Regulation S-X or other rules or regulations of the SEC under the 1934 Act or related SEC interpretations and pronouncements, make any change in any method of accounting principles, method or practices;
(xii)            (A) incur or issue any Indebtedness, (B) make any loans, advances or capital contributions to, or investments in, any other Person, or (C) repay or satisfy any Indebtedness;
(xiii)            change any method of Tax accounting, make or change any material Tax election, file any material amended return, settle or compromise any material Tax liability, fail to complete and file, consistent with past practice, all Tax Returns required to be filed by any GOGL Company or KSL Company, as the case may be, fail to pay all amounts shown due on such Tax Returns, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund, offset or otherwise reduce Tax liability or take into account on any Tax Return required to be filed prior to the Closing any adjustment or benefit arising from the Merger;
(xiv)            institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Authority;
(xv)            disclose, or consent to the disclosure of, any of its trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice and pursuant to an appropriate non-disclosure agreement;

(xvi)            waive, release or assign any claims or rights having a value of $200,000 individually or $1,000,000 in the aggregate;
(xvii)            fail to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by any GOGL Company or KSL Company, as the case may be, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect;
(xviii)            knowingly or intentionally take, or agree in writing or otherwise to take, any action that would or is reasonably likely to result in any of the conditions to the Merger set forth in Article IX not being satisfied, or would make any representation or warranty of the Parties contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time, or that would materially impair the ability of the Parties to consummate the Merger in accordance with the terms hereof or materially delay such consummation;
(xix)            directly or indirectly (A) purchase or construct any Vessel or enter into any Contract for the purchase or construction of any Vessel, (B) sell or otherwise dispose of any Vessel or enter into any contract for the sale or disposal of any Vessel, (C) enter into any contract for the bareboat charter-out of any Vessel or for a time charter-out longer than two years of any Vessel, (D) defer scheduled maintenance of any Vessel, (E) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Vessels; or
(xx)            authorize or enter into a Contract or arrangement to take any of the actions described in clauses (i) through (xix) of this Section 6.1.
SECTION 6.2.                                     Access to Information.  After the date hereof until the Effective Time and subject to Applicable Law, the Parties shall (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the GOGL Companies and the KSL Companies, as applicable, (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the GOGL Companies and the KSL Companies, as applicable, to cooperate with the other Party in the matters described in clauses (i) and (ii) above.
SECTION 6.3.                                     Notice of Developments.  Each of the Parties will give prompt written notice to the other Party of any event that has had or would reasonably be expected to give rise to, individually or in the aggregate, a GOGL Material Adverse Effect or a KSL Material Adverse Effect, as the case may be.  The delivery of any notice pursuant to this Section 6.3 will not limit, expand or otherwise affect the remedies available hereunder (if any) to the party receiving such notice.

SECTION 6.4.                                     No Solicitation by KSL.
(a)            General Prohibitions.  Subject to Section 6.4(b) after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 10.1 and the Effective Time, KSL and its Subsidiaries shall not (and KSL shall use its reasonable best efforts to cause its or any of its Subsidiaries' Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any KSL Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to KSL or any of its Subsidiaries or afford access to the business, properties, assets, books or records of KSL or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, a KSL Acquisition Proposal, (iii) fail to make, withdraw, or modify or amend, in a manner adverse to GOGL, the KSL Board Recommendation (or recommend a KSL Acquisition Proposal) (any of the foregoing in this clause (iii) with respect to KSL, an "Adverse Recommendation Change"), or (iv) approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a KSL Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom KSL is permitted to provide information in accordance with Section 6.4(b)(i)).  KSL and its Subsidiaries shall (and KSL shall use its reasonable best efforts to cause its or any of its Subsidiaries' Representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any KSL Acquisition Proposal or efforts to obtain a KSL Acquisition Proposal.
(b)            Exceptions.
(i)            Prior to (but not at any time after) obtaining the KSL Shareholder Approval, KSL, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made (and not withdrawn) after the date of this Agreement a bona fide, written KSL Acquisition Proposal that (x) did not result from a breach or violation of the provisions of Section 6.4(a), and (y) the KSL Board reasonably believes in good faith, after consulting with its outside legal and financial advisors, could reasonably be expected to lead to a Superior Proposal, and (B) thereafter furnish to such Third Party or its Representatives or its financing sources non-public information relating to KSL or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to GOGL) with such Third Party containing provisions that expressly permit KSL to comply with the terms of this Section 6.4 if, in the case of either clause (A) or (B), the KSL Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided that all such information provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to GOGL) is provided or made available to GOGL, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.

(ii)            At any time prior to obtaining the KSL Shareholder Approval, in response to a material fact, event, change, development, or set of circumstances (other than a KSL Acquisition Proposal) occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the KSL Board as of or prior to the date of this Agreement (such material fact, event, change development or set of circumstances, an "Intervening Event"), if the KSL Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Intervening Event, the failure of the KSL Board to effect an Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary duties under Applicable Law, the KSL Board may make an Adverse Recommendation Change; provided, however, that KSL shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this Section 6.4(b)(ii) unless KSL has (A) provided to GOGL at least three (3) calendar days' prior written notice advising GOGL that the KSL Board intends to take such action and specifying the facts underlying the KSL Board's determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and (B) during such three (3) calendar days' period, if requested by GOGL, engaged in good faith negotiations with GOGL to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.
(iii)            Prior to (but not at any time from or after) obtaining the KSL Shareholder Approval, the KSL Board may, following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of this Section 6.4 and the KSL Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Superior Proposal, the failure of the KSL Board to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided, however, the KSL Board shall not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the KSL Board promptly notifies GOGL, in writing, at least three (3) calendar days (the "Notice Period") before making an Adverse Recommendation Change, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that KSL has received a KSL Acquisition Proposal that the KSL Board has determined to be a Superior Proposal and that the KSL Board intends to make an Adverse Recommendation Change; (B) the KSL Board attaches to such notice the most current version of the proposed agreement and the identity of the Third Party making such Superior Proposal; (C) during the Notice Period, if requested by GOGL, the KSL Board has engaged, and has directed its Representatives to engage, in negotiations with GOGL in good faith to amend this Agreement in such a manner that such Superior Proposal ceases to constitute a Superior Proposal; and (D) following the Notice Period, the KSL Board shall have determined in good faith, taking into account any changes to this Agreement made or proposed in writing by GOGL, that such Superior Proposal continues to constitute a Superior Proposal; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the KSL Board and a new Notice Period, and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any Notice Period.

In addition, nothing contained herein shall prevent the KSL Board from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to a KSL Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.4; provided that any such action taken or statement made that relates to a KSL Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the KSL Board reaffirms the KSL Board Recommendation in such statement or in connection with such action, or (ii) issuing a "stop, look and listen" disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act (which it is agreed shall not constitute an Adverse Recommendation Change).
(c)            Required Notices.  KSL and the KSL Board shall not take any of the actions referred to in Section 6.4(b) unless KSL shall have first complied with the applicable requirements of this Section 6.4(c).  KSL shall notify GOGL promptly (but in no event later than 24 hours) after receipt by KSL (or any of its Representatives) of any KSL Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making such KSL Acquisition Proposal and its proposed financing sources, and shall keep GOGL reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such KSL Acquisition Proposal.  KSL shall also notify GOGL promptly (but in no event later than 24 hours) after receipt by KSL of any request for non-public information relating to KSL or any of its Subsidiaries or for access to the business, properties, assets, books or records of KSL or any of its Subsidiaries by any Third Party that has informed KSL that it is considering making, or has made, a KSL Acquisition Proposal.
(d)            Definition of Superior Proposal.  For purposes of this Agreement with respect to a KSL Acquisition Proposal, "Superior Proposal" means a bona fide, unsolicited written KSL Acquisition Proposal (provided that, for the purposes of this definition, references to "15%" in the definition of KSL Acquisition Proposal shall be deemed replaced with references to "50%") that (i) is not subject to any financing condition and for which financing has been fully committed or is on hand or the KSL Board determines in good faith after considering the advice of its financial advisor is reasonably capable of being fully financed, (ii) the KSL Board determines in good faith, after considering the advice of its outside counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all aspects of the proposal and the identity of the Person making the KSL Acquisition Proposal, and (iii) the KSL Board determines in good faith, after considering the advice of its financial advisor, would result in a transaction more favorable, from a financial point of view to the KSL's shareholders (other than its shareholders who have an interest in GOGL) than the Merger provided hereunder (after taking into account any amendment to this Agreement proposed by GOGL).
SECTION 6.5.                                  No Solicitation by GOGL.
(a)            General Prohibitions.  Subject to Section 6.5(b) after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 10.1 and the Effective Time, GOGL and its Subsidiaries shall not (and GOGL shall use its reasonable best efforts to cause its or any of its Subsidiaries' Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any

GOGL Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to GOGL or any of its Subsidiaries or afford access to the business, properties, assets, books or records of GOGL or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, a GOGL Acquisition Proposal, (iii) fail to make, withdraw, or modify or amend, in a manner adverse to KSL, the GOGL Board Recommendation (or recommend a GOGL Acquisition Proposal) (any of the foregoing in this clause (iii) with respect to GOGL, an "Adverse Recommendation Change"), or (iv) approve, endorse, recommend or enter into (or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to a GOGL Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom GOGL is permitted to provide information in accordance with Section 6.5(b)(i)).  GOGL and its Subsidiaries shall (and GOGL shall use its reasonable best efforts to cause its or any of its Subsidiaries' Representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any GOGL Acquisition Proposal or efforts to obtain a GOGL Acquisition Proposal.
(b)            Exceptions.
(i)            Prior to (but not at any time after) obtaining the GOGL Shareholder Approval, GOGL, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with any Third Party and its Representatives or financing sources that has made (and not withdrawn) after the date of this Agreement a bona fide, written GOGL Acquisition Proposal that (x) did not result from a breach or violation of the provisions of Section 6.5(a), and (y) the GOGL Board reasonably believes in good faith, after consulting with its outside legal and financial advisors, could reasonably be expected to lead to a Superior Proposal, and (B) thereafter furnish to such Third Party or its Representatives or its financing sources non-public information relating to GOGL or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to KSL) with such Third Party containing provisions that expressly permit GOGL to comply with the terms of this Section 6.5 if, in the case of either clause (A) or (B), the GOGL Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided that all such information provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to KSL) is provided or made available to KSL, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party.
(ii)            At any time prior to obtaining the GOGL Shareholder Approval, in response to a material fact, event, change, development, or set of circumstances (other than a GOGL Acquisition Proposal) occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the GOGL Board as of or prior to the date of this Agreement (such material fact, event, change development or set of circumstances, an "Intervening Event"), if the GOGL Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Intervening Event, the failure of the GOGL Board to effect an Adverse Recommendation Change is reasonably likely to result in a breach of its fiduciary duties under Applicable Law, the GOGL Board may make an Adverse Recommendation Change; provided, however, that GOGL shall not be entitled to exercise its right to make an Adverse Recommendation Change pursuant to this Section 6.5(b)(ii) unless GOGL has (A) provided to KSL at least three (3) calendar days' prior written notice advising KSL that the GOGL Board intends to take such action and specifying the facts underlying the GOGL Board's determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and (B) during such three (3) calendar days' period, if requested by KSL, engaged in good faith negotiations with KSL to amend this Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.
(iii)            Prior to (but not at any time from or after) obtaining the GOGL Shareholder Approval, the GOGL Board may, following receipt of and on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from a breach or violation of the provisions of Section 6.5 and the GOGL Board reasonably determines in good faith, after consultation with outside legal and financial advisors, that in light of such Superior Proposal, the failure of the GOGL Board to take such action is reasonably likely to result in a breach of its fiduciary duties under Applicable Law; provided, however, the GOGL Board shall not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the GOGL Board promptly notifies KSL, in writing, at least three (3) calendar days (the "Notice Period") before making an Adverse Recommendation Change, of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that GOGL has received a GOGL Acquisition Proposal that the GOGL Board has determined to be a Superior Proposal and that the GOGL Board intends to make an Adverse Recommendation Change; (B) the GOGL Board attaches to such notice the most current version of the proposed agreement and the identity of the Third Party making such Superior Proposal; (C) during the Notice Period, if requested by KSL, the GOGL Board has engaged, and has directed its Representatives to engage, in negotiations with KSL in good faith to amend this Agreement in such a manner that such Superior Proposal ceases to constitute a Superior Proposal; and (D) following the Notice Period, the GOGL Board shall have determined in good faith, taking into account any changes to this Agreement made or proposed in writing by KSL, that such Superior Proposal continues to constitute a Superior Proposal; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the GOGL Board and a new Notice Period, and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any Notice Period.
(c)            Required Notices.  GOGL and the GOGL Board shall not take any of the actions referred to in Section 6.5(b) unless GOGL shall have first complied with the applicable requirements of this Section 6.5(c).  GOGL shall notify KSL promptly (but in no event later than 24 hours) after receipt by GOGL (or any of its Representatives) of any GOGL Acquisition Proposal, including the material terms and conditions thereof and the identity of the Person making such GOGL Acquisition Proposal and its proposed financing sources, and shall keep KSL reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such GOGL Acquisition Proposal.  GOGL shall also notify KSL promptly (but in no event later than 24 hours) after receipt by GOGL of any request for non-public information relating to GOGL or any of its Subsidiaries or for access to the business, properties, assets, books or records of GOGL or any of its Subsidiaries by any Third Party that has informed GOGL that it is considering making, or has made, a GOGL Acquisition Proposal.
(d)            Definition of Superior Proposal.  For purposes of this Agreement with respect to a GOGL Acquisition Proposal, "Superior Proposal" means a bona fide, unsolicited written GOGL Acquisition Proposal (provided that, for the purposes of this definition, references to "15%" in the definition of GOGL Acquisition Proposal shall be deemed replaced with references to "50%") that (i) is not subject to any financing condition and for which financing has been fully committed or is on hand or the GOGL Board determines in good faith after considering the advice of its financial advisor is reasonably capable of being fully financed, (ii) the GOGL Board determines in good faith, after considering the advice of its outside counsel and its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all aspects of the proposal and the identity of the Person making the GOGL Acquisition Proposal, and (iii) the GOGL Board determines in good faith, after considering the advice of its financial advisor, would result in a transaction more favorable, from a financial point of view to the GOGL's shareholders (other than its shareholders who have an interest in KSL) than the Merger provided hereunder (after taking into account any amendment to this Agreement proposed by KSL).
SECTION 6.6.                                    Litigation.
(a)            KSL shall promptly advise GOGL of any pending or threatened Action involving KSL or any of the KSL Companies or any of their respective officers or directors relating to this Agreement or the Merger and shall keep GOGL informed and consult with GOGL regarding the status of the Action on an ongoing basis.  KSL shall cooperate with and give GOGL the opportunity to consult with respect to the defense or settlement of any such Action.
(b)            GOGL shall promptly advise KSL of any pending or threatened Action involving GOGL or any of the GOGL Companies or their respective officers or directors, relating to this Agreement or Merger and shall keep KSL informed and consult with KSL regarding the status of the Action on an ongoing basis.  GOGL shall cooperate with and give KSL the opportunity to consult with respect to the defense or settlement of any such Action, and such settlement shall not be agreed to without the prior written consent of KSL.
ARTICLE VII
 SEC FILINGS AND SHAREHOLDERS' MEETINGS
SECTION 7.1.                                    SEC Filings.
(a)            As soon as reasonably practicable after the execution of this Agreement, (i) GOGL and KSL shall prepare a joint proxy statement relating to the GOGL Shareholders' Meeting and the KSL Shareholders' Meeting and (ii) GOGL and KSL shall prepare and file with the SEC a Registration Statement on Form F-4 (the "Registration Statement") in connection with the registration under the 1933 Act of KSL Common Shares issuable in the Merger.  The joint proxy statement furnished to GOGL's shareholders in connection with the GOGL Shareholders' Meeting and to KSL's shareholders in connection with the KSL Shareholders' Meeting shall be included as part of the prospectus (the "Joint Proxy Statement/Prospectus") forming part of the Registration Statement.  Each Party hereto shall, and shall cause their respective counsel, accountants and other advisors to, use reasonable best efforts to cooperate with each other in connection with the preparation and filing of the joint proxy statement, the Joint Proxy Statement/Prospectus and the Registration Statement.  Each Party hereto shall, and shall cause their respective counsel, accountants and other advisors to, use reasonable best efforts to respond to any comments of the SEC, to cause the Registration Statement to be declared effective under the 1933 Act as soon as reasonably practicable after such filing and to continue to be effective as of the Effective Time, to take any necessary action and obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement in connection with the Registration Statement and to cause the Joint Proxy Statement/Prospectus to be mailed to GOGL's and KSL's shareholders promptly after the Registration Statement is declared effective by the SEC, including providing all information about itself to the other Party as may be reasonably requested in connection with any such action.
(b)            The Joint Proxy Statement/Prospectus, the Registration Statement and such other filings shall comply in all material respects with all applicable requirements of Law.  If at any time prior to the Effective Time, any event occurs or either Party becomes aware of any information relating to either Party or its Subsidiaries or any of their respective officers or directors or Affiliates that should be described in an amendment or supplement to the Joint Proxy Statement/Prospectus, the Registration Statement or any other related filings, the applicable Party shall inform the other Party promptly after becoming aware of such event or information and cooperate in filing with the SEC or its staff or any other Governmental Authority, and/or mailing to shareholders of GOGL or KSL, as applicable, such amendment or supplement.  The Parties shall cooperate and provide each other with a reasonable opportunity to review and comment on the Joint Proxy Statement/Prospectus, the Registration Statement, any related filings or amendment or supplement thereto and any responses or communications to the SEC staff or other Governmental Authority in connection therewith; provided that, with respect to documents filed by KSL that are incorporated by reference in the Joint Proxy Statement/Prospectus, or the Registration Statement, this right of review and comment shall apply only with respect to information relating to GOGL or its business, financial condition or results of operations.
(c)            KSL and GOGL each shall advise the other, promptly after receiving notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of KSL Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.
SECTION 7.2.                                        Shareholders' Meetings.  GOGL shall, in accordance with the Bermuda Companies Act and GOGL's organizational documents, duly call, give notice of and hold a meeting of GOGL's shareholders as promptly as practicable for the purpose of voting upon the approval of the Merger and the adoption of this Agreement and the Bermuda Merger Agreement (the "GOGL Shareholders' Meeting").  KSL shall, in accordance with the Bermuda

Companies Act and KSL's organizational documents, duly call, give notice of and hold a meeting of KSL's shareholders as promptly as practicable for the purpose of voting upon the approval of the Merger and the adoption of this Agreement and the Bermuda Merger Agreement (the "KSL Shareholders' Meeting").  Each of GOGL and KSL shall use its reasonable best efforts to hold these shareholders' meetings on the same day as soon as practicable after the date on which the Registration Statement becomes effective.  Each of GOGL and KSL shall include in the Joint Proxy Statement/Prospectus the recommendation of their respective boards of directors that shareholders of each entity vote in favor of the approval of the Merger and the adoption of this Agreement and the Bermuda Merger Agreement.  Each of GOGL and KSL shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and the Bermuda Merger Agreement and the approval of the Merger, as applicable, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders.
ARTICLE VIII
 OTHER COVENANTS OF THE PARTIES
SECTION 8.1.                                     Regulatory Undertaking.  Subject to the terms and conditions of this Agreement, the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Merger; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by the Company or its Subsidiaries permitted by Sections 6.4(b) or 6.5(b).
SECTION 8.2.                                     Certain Filings.  The parties hereto shall cooperate with one another (i) in connection with the preparation of the Registration Statement, the Joint Proxy Statement/Prospectus or any other KSL Disclosure Documents, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the Merger, and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Registration Statement, the Joint Proxy Statement/Prospectus or any other KSL Disclosure Documents and seeking timely to obtain any such actions, consents, approvals or waivers.
SECTION 8.3.                                     Public Announcements.  Subject to Sections 6.4 and 6.5 hereof, the Parties shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts (other than ordinary course communications with investors or analysts not occurring as a publicly announced event or presentation of such communications), with respect to this Agreement or the Merger and, except in respect of any public statement or press release as may be required by

Applicable Law or any listing agreement with or rule of any national securities exchange or association, neither of the Parties shall issue any such press release or make any such other public statement (including statements to the employees of any GOGL Company or KSL Company, as the case may be), or schedule any such press conference or conference call without the consent of the other Party.  Notwithstanding the foregoing, the parties hereto each hereby consent to the filing of KSL's Form 6-K on the date of this Agreement in the form previously provided by KSL to GOGL.
SECTION 8.4.                                     Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the GOGL or KSL, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the GOGL or KSL, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the GOGL and KSL acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.
SECTION 8.5.                                     Notices of Certain Events.  Each of GOGL and KSL shall promptly notify the other of:
(a)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger;
(b)    any notice or other communication from any Governmental Authority in connection with the Merger;
(c)    any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting any GOGL Company or any KSL Company, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;
(d)    any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any of the conditions set forth in Article IX not to be satisfied; and
(e)    any failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.
SECTION 8.6.                                    Indemnification and Insurance.
(a)            From and after the Effective Time, KSL shall cause the Surviving Company to, out of the assets of the Surviving Company, indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to Effective Time was, a director or officer of a GOGL Company (each, an "Indemnitee" and, collectively, the "Indemnitees") with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of a GOGL Company or (B) acts or omissions by an Indemnitee in the Indemnitee's capacity as a director, officer, employee or agent of a GOGL Company or taken at the request of a GOGL Company (including in connection with serving at the request of a GOGL Company as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Merger), to the fullest extent that the GOGL Companies would be required to indemnify the Indemnitees under the GOGL Companies Charter Documents.
(b)            For the six-year period commencing immediately after the Effective Time, the Surviving Company shall maintain in effect GOGL's current directors' and officers' liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by GOGL's directors' and officers' liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of this Agreement (or KSL may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a "tail" policy); provided, however, that, if the aggregate premium for such "tail" policy shall exceed 200% of the annual premium paid by GOGL in its last completed fiscal year (such 200% threshold, the "Maximum Premium"), then KSL shall provide or cause to be provided a policy for the applicable individuals with the greatest coverage as shall then be available for a cost not exceeding the Maximum Premium.
(c)            The provisions of this Section 8.6 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the GOGL Companies Charter Documents, by contract or otherwise.  The obligations of KSL and the Surviving Company under this Section 8.6 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 8.6 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 8.6 applies shall be third-party beneficiaries of this Section 8.6).
(d)            In the event that KSL, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of KSL or the Surviving Company shall assume all of the obligations thereof set forth in this Section 8.6.
(e)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the GOGL Companies for any of their respective directors, officers or other employees, in being understood and agreed that the indemnification provided for in this Section 8.6 is not prior to or in substitution for any such claims under such policies.
SECTION 8.7.                                     Exchange Listings.  KSL shall use its reasonable best efforts to cause the KSL Common Shares issuable in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance to Nasdaq, as promptly as practicable after the date hereof and in any event prior to the Closing Date, and GOGL shall cooperate with KSL with respect to such approval.  KSL shall also use its reasonable best efforts to file all necessary documents and take all necessary actions to cause the KSL Common Shares to be listed on the Oslo Stock Exchange on or prior to the Closing Date.
ARTICLE IX
 CONDITIONS TO THE MERGER
SECTION 9.1.                                     Conditions to Obligations of Each Party.  The respective obligations of each Party to effect the Merger are subject to the satisfaction of the following conditions:
(a)            the GOGL Shareholder Approval and the KSL Shareholder Approval shall have been obtained;
(b)            no Applicable Law preventing or prohibiting the consummation of the Merger shall be in effect;
(c)            the Registration Statement shall have been declared effective by the SEC under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC;
(d)            the KSL Common Shares to be listed for trading as a result of the Merger shall be so listed, and any KSL Common Shares to be issued in connection with the Merger shall have been approved for listing on Nasdaq and on the Oslo Stock Exchange, subject to the completion of the Merger; and
(e)            the holders of not more than an aggregate of 5% of the aggregate number of KSL Common Shares otherwise issuable to holders of GOGL Common Shares and to be retained by holders of KSL Common  Shares as a result of the Merger having taken all actions necessary to become Dissenting Shareholders.  If Dissenting Shares in excess of such 5% level shall occur, then (i) the Parties shall have the right to mutually waive this condition and close, (ii) either Party shall have the right to terminate this Agreement, or (iii) the Parties may mutually agree to adjourn the Closing to any date not later than the End Date to determine whether such percentage is reduced to 5% or less by holders who abandon or lose their right to appraisal pursuant to the Bermuda Companies Act.  At such time as such percentage is thus reduced to 5% or less, this condition shall be deemed satisfied.
SECTION 9.2.                                     Conditions to Obligations of GOGL.  The obligations of GOGL to effect the Merger are further subject to the satisfaction by KSL of the following conditions:

(a)            (i) the representations and warranties of KSL contained in Section 5.1, Section 5.2 and Section 5.4 of this Agreement (disregarding all materiality and KSL Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (ii) all of the other representations and warranties of KSL contained in this Agreement or in any certificate or other writing delivered by KSL pursuant hereto (disregarding all materiality and KSL Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a KSL Material Adverse Effect;
(b)            All the consents, authorizations, waivers, Orders, approvals, notices, expirations, filings and registrations set forth in Exhibit C shall have been obtained or made, as the case may be, in form and substance reasonably satisfactory to GOGL, on or prior to, and shall be in full force and effect on, the Closing Date;
(c)            KSL shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;
(d)            from the date hereof and through the Closing Date, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a KSL Material Adverse Effect; and
(e)            KSL shall have delivered to GOGL as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of KSL to the effect that the conditions set forth in clauses (a), (b), (c) and (d) of this Section 9.2 have been satisfied as of the Closing Date.
SECTION 9.3.                                     Conditions to Obligations of KSL.  The obligations of KSL to effect the Merger are further subject to the satisfaction by GOGL of the following conditions:
(a)            (i) the representations and warranties of GOGL contained Section 4.1, Section 4.2 and Section 4.4 of this Agreement (disregarding all materiality and GOGL Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (ii) all of the other representations and warranties of GOGL contained in this Agreement or in any certificate or other writing delivered by GOGL pursuant hereto (disregarding all materiality and GOGL Material Adverse Effect qualifications contained therein)

shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would be not reasonably be expected to have, individually or in the aggregate, a GOGL Material Adverse Effect;
(b)            all of the consents, authorizations, waivers, Orders, approvals, notices, expirations, filings and registrations set forth on Exhibit C shall have been obtained or made, as the case may be, in form and substance reasonably satisfactory to KSL, on or prior to, and shall be in full force and effect on, the Closing Date;
(c)            GOGL shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;
(d)            from the date hereof through the Closing Date, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a GOGL Material Adverse Effect;
(e)            all necessary actions shall have been taken and all necessary agreements shall have been entered into in order to properly convert the GOGL Options and the GOGL Convertible Bonds into instruments exercisable or convertible into KSL Common Shares in the manner contemplated by Section 3.4 and Section 3.5; and
(f)            GOGL shall have delivered to KSL as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of GOGL to the effect that the conditions set forth in clauses (a), (b), (c), (d) and (e) of this Section 9.3 have been satisfied.
ARTICLE X
 TERMINATION; AMENDMENT; WAIVER
SECTION 10.1.                                  Termination.  This Agreement may be terminated any time prior to the Effective Time (notwithstanding the receipt of the GOGL Shareholder Approval or the KSL Shareholder Approval):
(a)            by mutual written agreement of GOGL and KSL duly authorized by the GOGL Board and the KSL Board; or
(b)            by either Party, if the Effective Time shall not have occurred on or before March 31, 2015 (the "End Date"); or
(c)            by either Party if there shall be any Applicable Law that prohibits or prevents KSL or GOGL from consummating the Merger and such prohibition shall have become final and nonappealable; or

(d)            by GOGL, if KSL shall have breached or failed to KSL perform any of its covenants or obligations required to be performed by it under this Agreement, if any representation or warranty of KSL shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.2 (such circumstance, a "Material KSL Breach"), and such Material KSL Breach cannot be or, to the extent curable by KSL, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to KSL of such breach or failure; or
(e)            by KSL, if GOGL shall have breached or failed to perform any of its covenants or obligations required to be performed by it under this Agreement, if any representation or warranty of GOGL shall have become untrue or if any other event, change, circumstance, occurrence, effect or state of facts shall have occurred, in each case which breach or failure to perform or to be true or any events, changes, circumstances, occurrences, effects or states of facts, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.3 (such circumstance, a "Material GOGL Breach"), and such Material GOGL Breach cannot be or, to the extent curable by GOGL, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to GOGL of such breach or failure; or
(f)            by either KSL or GOGL if either (i) KSL shall fail to obtain the KSL Shareholder Approval at the KSL Shareholders' Meeting, or (ii) GOGL shall fail to obtain the GOGL Shareholder Approval at the GOGL Shareholders' Meeting; or
(g)            by KSL if a Triggering Event with respect to GOGL shall have occurred; or
(h)            by GOGL; if a Triggering Event with respect to KSL shall have occurred; or
(i)            by KSL, upon the approval of the KSL Board, if the KSL Board determines, in its good faith judgment after consultation with legal counsel, that it is required by its fiduciary duties under applicable Law to terminate this Agreement in order to enter into a definitive agreement with respect to a Superior Proposal; or
(j)            by GOGL, upon the approval of the GOGL Board, if the GOGL Board determines, in its good faith judgment after consultation with legal counsel, that it is required by its fiduciary duties under applicable Law to terminate this Agreement in order to enter into a definitive agreement with respect to a Superior Proposal.
The Party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give written notice of such termination to the other Party.
SECTION 10.2.                                  Effect of Termination.  If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party; provided that, if such termination shall result from the intentional breach by a Party of its obligations hereunder, such Party shall be fully liable for any and all liabilities and damages incurred or suffered by the other Party as a result of such failure.  For purposes hereof, an "intentional breach" means a material breach that is a consequence of an act undertaken by the breaching Party with the intention of breaching the applicable obligation.  The provisions of this Section 10.2 and Sections 11.2, 11.4, 11.7, 11.8, 11.9, 11.12, 11.13, and 11.15 shall survive any termination hereof pursuant to Section 10.1.
ARTICLE XI
 MISCELLANEOUS
SECTION 11.1.                                  No Survival of Representations, Warranties, Covenants and Agreements.  This Article XI and the covenants and agreements of the Parties contained in Article II and Sections 8.4 and 8.6 shall survive the Effective Time.  No other representations, warranties, covenants or agreements in this Agreement shall survive the Effective Time.
SECTION 11.2.                                  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including digital transmission) and shall be given, if to KSL, to:
Knightsbridge Shipping Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attention: Inger Klemp
Email: inger.klemp@frontmgt.no
with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, NY  10004
Attention: Gary J. Wolfe / James E. Abbott
Email:  wolfe@sewkis.com/abbott@sewkis.com
if to GOGL, to:
Golden Ocean Group Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08
Bermuda
Attention:  Birgitte Vartdal
Email: birgitte.vartdal@goldenocean.no

with a copy to:
Advokatfirmaet BA-HR DA
P.O. Box 1524 Vika
NO-0117 Oslo
Norway
Attention:  Robin Bakken
Email:  rba@bahr.no
or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to the local close of business of the recipient on a Business Day.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.
SECTION 11.3.                                  Amendments and Waivers.
(a)            Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided that (i) after the KSL Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of KSL under the Bermuda Companies Act unless such amendment made is subject to such shareholder approval and (ii) after the GOGL Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of GOGL under the Bermuda Companies Act unless such amendment is made subject to such shareholder approval.
(b)            No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
SECTION 11.4.                                  Expenses.
(a)            General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.
(b)            KSL Termination Fee.  If (A) this Agreement is terminated by GOGL pursuant to Section 10.1(h) or by KSL pursuant to Section 10.1(i), and (B) prior to the nine-month anniversary of the date of such termination, KSL enters into a definitive agreement with respect to any KSL Acquisition Proposal which gave rise to such termination, or any such KSL Acquisition Proposal shall have been consummated, then KSL shall pay the Termination Fee to GOGL in immediately available funds concurrently with the Closing of such KSL Acquisition Proposal. "Termination Fee" means $10,000,000.

(c)            GOGL Termination Fee.  If (A) this Agreement is terminated by KSL pursuant to Section 10.1(g) or by GOGL pursuant to Section 10.1(j), and (B) prior to the nine-month anniversary of the date of such termination, GOGL enters into a definitive agreement with respect to any GOGL Acquisition Proposal which gave rise to such termination, or any such GOGL Acquisition Proposal shall have been consummated, then GOGL shall pay the Termination Fee to KSL in immediately available funds concurrently with the closing of such GOGL Acquisition Proposal.
(d)            Other Costs and Expenses.  The Parties acknowledge that the agreements contained in this Section 11.4 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Parties would not enter into this Agreement.  Accordingly, if a Party fails promptly to pay any amount due pursuant to this Section 11.4, it shall also pay any costs and expenses incurred by the other Party in connection with a legal action to enforce the obligation to pay the Termination Fee that results in a judgment against other Party for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.
(e)            Each of the Parties agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by other Party pursuant to this Section and such Termination Fee is paid in full, such Party shall be precluded from any other remedy against the other Party, at law or in equity or otherwise, and such Party shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.
SECTION 11.5.                                  Disclosure Letters.  The parties hereto agree that any reference in a particular Section of the GOGL Disclosure Letter or KSL Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Section of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent.  The mere inclusion of an item in the GOGL Disclosure Letter or KSL Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a GOGL Material Adverse Effect or KSL Material Adverse Effect, as applicable.
SECTION 11.6.                                  Waiver.  Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the KSL Shareholders' Meeting, KSL may (a) extend the time for the performance of any of the covenants, obligations or other acts of GOGL, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of the GOGL or with any conditions to its own obligations.  Any agreement on the part of KSL to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of KSL by its duly authorized officer.  Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the GOGL Shareholders' Meeting, GOGL may (a) extend the time for the performance of any of the covenants, obligations or other acts of KSL, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements, covenants or conditions of KSL, or with any conditions to its own obligations.  Any agreement on the part of GOGL to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of GOGL by its duly authorized officer.  The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.  The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.
SECTION 11.7.                                  Governing Law.  This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of Bermuda is mandatorily applicable to the Merger.
SECTION 11.8.                                  Jurisdiction.  EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS.  EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING.  NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.
SECTION 11.9.                                  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY

LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
SECTION 11.10.                               Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto.  Until and unless each Party has received a counterpart hereof signed by the other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).
SECTION 11.11.                               Entire Agreement.  This Agreement and the other agreements and documents contemplated hereby constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.
SECTION 11.12.                               Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
SECTION 11.13.                               Specific Performance.  The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.
SECTION 11.14.                               Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.
SECTION 11.15.                               Construction.  The Parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 11.16.                               Binding Effect; Benefit; Assignment.
(a)            The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns.  Except as provided in Section 8.6, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.
(b)            No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Party.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized directors as of the date first above written.

KNIGHTSBRIDGE SHIPPING LIMITED

By:	/s/ Ola Lorentzon
	Name:	Ola Lorentzon
	Title:	Director

GOLDEN OCEAN GROUP LIMITED

By:	/s/ Kate Blankenship
	Name:	Kate Blankenship
	Title:	Director

EXHIBIT A

Bermuda Merger Agreement

EXHIBIT B
Directors of the Surviving Company

Hans Peter Aas

Herman Billung

Kate Blankenship

John Fredriksen

Gert-Jan van der Akker

Ola Lorentzon

Robert D. Somerville

David M. White

EXHIBIT C

Consents
GOGL Consents
The following consents must be obtained by GOGL on or prior to the Closing Date:
1.	Consents from each of the banks in the following loan agreements:
•	USD 22,000,000 Senior Secured Term Loan Facility Agreement dated 18 December 2013 (JV Golden Opus Inc.)
•	USD 82,500,000 Senior Secured Term Loan Agreement dated 8 October 2013
•	USD 23,800,000 Senior Secured Term Loan Facility Agreement dated 23 September 2013
•	USD 33,930,000 Senior Secured Term Loan Facility Agreement dated 27 May 2013
•	USD 91,000,000 Pre- and Post-Delivery Term Loan Facility Agreement dated 7 March 2012
•	USD 115,600,000 Loan Facility Agreement dated 7 June 2007 as amended and restated on 4 July 2011
•	USD 84,000,000 Pre- and Post-Delivery Loan Facility Agreement dated 7 April 2010
•	USD 65,000,000 Pre- and Post-Delivery Loan Facility Agreement dated 22 September 2009
•	USD 201,360,000 Pre- and Post-Delivery Loan Facility Agreement dated 17 June 2008
•	USD 168,000,000 Pre- and Post-Delivery Loan Facility Agreement dated 10 July 2007
•	Investor loan agreement between Golden Ocean Group Limited and Alpha Asset Finance XI BV dated 6 October 2011
2.	Satisfactory addendum to the following bond agreement:
•	3.07% Golden Ocean Group Limited Senior Unsecured Convertible Bond issue 2014/2019
3.	Consents from each of the owners in the following charter contracts:
•	Golden Eclipse BB charter dated 17 September 2008
•	Golden Lyderhorn BB charter dated 21 August 2006
4.   Consent from the JV Partner in the following agreement:
•	Joint Venture Agreement Golden Opus Inc. dated 13 September 2013

KSL Consents

The following consent must be obtained by KSL on or prior to the Closing Date:
1.	Consent from the bank in the following loan agreement:
•	Revolving and Term Loan Facilities Agreement, dated August 21, 2009, between Knightsbridge Tankers Limited and Nordea Bank Norge ASA, as amended by addendum no.1 dated 28 October 2009, as amended and restated by the Amendment and Restatement Agreement dated 2 July 2010 as further amended and restated by the Second Amendment and Restatement Agreement dated 22 November 2010
•	Term Loan Facilities Agreement, dated June 27 2014, between Knightsbridge Tankers Limited and DNB Bank ASA